DATATRAK™

INTERNATIONAL

Managing Research Information Worldwide.

ARS

04028141

P.E. 12-31-03

DATATRAK International, Inc.

2003 Annual Report and Form 10 - K

MISSION AND GROWTH STRATEGY

Our mission at DATATRAK International, Inc. is to assist companies in the pharmaceutical and medical device industries in accelerating the completion of clinical trials by providing improved data quality through the use of our proprietary software. We are a provider of software and other related services, commonly referred to as an application service provider, or ASP. Our customers use our software to collect and transmit clinical trial data electronically, commonly referred to as electronic data capture, or EDC. Our DATATRAK EDC™ software can be deployed anywhere in the world to assist our customers in accelerating clinical drug development, reducing research and development ("R & D") costs, and enhancing the quality of data, thereby producing efficiencies beyond that possible with conventional paper-based clinical trial data collection processes.

The modules that comprise DATATRAK EDC™ provide our customers with a solid foundation from which to re-engineer their clinical research environment. DATATRAK EDC™ is an experienced product that can be deployed globally via a distributed platform using laptop computers, in a centralized environment with resident hardware, or in a wireless mode, all utilizing the Internet.

We believe the clinical research industry will increasingly adopt EDC in order to accelerate clinical development, reduce overall R & D costs and enhance the quality of data. This is a particularly opportune time for significant progress in the EDC arena. The rapid growth of the Internet in e-commerce business solutions has removed many barriers to EDC.

As in any product development effort, and especially in the area of pharmaceutical research, the three most important factors are quality, time and cost. Through the deployment of DATATRAK EDC™, our customers have the opportunity to make their companies more competitive by favorably affecting each of these variables.

Reducing the time and cost of clinical research has never been more important than it is today. Drug development timeframes and their related costs have never been more burdensome. Moreover, advancements made in the rapid discovery of new compounds, in addition to contributions of potential blockbuster drugs from genomic applications, are resulting in growing drug discovery pipelines. These discovery pipelines will require a development magnitude predicted to overwhelm relatively slow-paced and labor –intensive paper processes and further fuel the movement towards EDC.

DATATRAK's growth strategy focuses first on the creation of a market for EDC software and services. Simultaneously, we will be challenged to build an appropriate infrastructure through internal growth and the leveraging of critical strategic alliances and technology transfer relationships to give our customers the confidence that top-notch worldwide EDC process solutions can be delivered. Subsequently, we need to build an expanded market share with our proven product through a satisfied customer base. Progressive positive experiences and the presence of results demonstrating cost and time efficiencies will convince clinical trial sponsors that EDC is capable of creating a new electronic model for clinical research.

TO OUR FELLOW SHAREHOLDERS

By all measurements, 2003 was certainly a pivotal year for DATATRAK International, Inc. Financial accomplishments in 2003 that represented a quantitative financial "report card" of our economic health are shown in the following figures.


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Figure #1. Actual Revenue and Net Loss in Millions for 2000 to 2003; 2004 values are estimates based upon the midpoint of current Company guidance (i.e. $12 million in revenue and $1.2 million of net income)

Our revenue grew 49% from 2002 to 2003 increasing from $4.7 to $7.1 million. During the same period our net loss decreased 84% from $6.4 million in 2002 to $1.0 million in 2003. Our gross profit margins from 2002 to 2003 improved from 62% to 77% as shown in Figure #2.


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Figure #2. Elevations in Gross Profit Percentages from 2002 to 2003

Figure #3 below shows the share price of DATATRAK International for the past eighteen months and for all of 2003.


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N D 03 F M A M J J A S O N D 04 F M A
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Charts By EDGAR
871.97 Th
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N D 03 F M A M J J A S O N D 04 F M A
Click on the chart to view the underlying data.

Each of these key financial parameters significantly improved in 2003 as a result of a variety of factors including: gradual expansion of the electronic data capture (EDC) market, the ability of our Company to compete as a leader in this sector, vision, and courage of the employees, management and the Board of Directors to make correct, but difficult sacrifices and decisions.

Over the past several years the most difficult decision by the leaders of this Company was to maintain a faith that technology would eventually play a significant role in the clinical trial process despite, at times, a substantial amount of evidence against such thoughts. From our entrance in this market as a unified international company in 1998, we have observed that many of the so called "industry experts" have been incorrect in their predictions regarding how the EDC market would actually develop. Over the past few years many of these theories, some companies, product suites, and biases have disappeared, though they sounded completely logical at the time. DATATRAK has grown stronger and is progressively moving into the leadership position in this international market in ways and for reasons that we have always believed were sound.

This history is important because the EDC market will continue to evolve and be controversial for years, and investors should be wary of following the latest "attractive theory" without using proper justification, critical thought and historical experience as guidance.

From the perspective of delivering EDC technology in an ASP mode, as is provided by DATATRAK, this global market is large and is estimated to be $4 to $5 billion annually. These values can be estimated by multiplying the 8,000 to 10,000 clinical trials initiated each year by our Company's average EDC budget in 2003 of approximately $500,000. Given the potential size of this enormous market, we are positive that excitement will continue in this sector for quite some time.

At the beginning of 2003, we began with two major goals of growing our revenue and cutting our costs as we worked toward profitability in 2004. In late 2002 and early 2003, we undertook a major expense reduction initiative in order to conserve capital and to increase our staying power, waiting for this market to develop. This was achieved, highlighted by savings of over $1 million in SG & A through personnel cuts, across-the-board salary reductions and conservative cash management. In 2003, we satisfied both of these goals (revenue growth and reductions in net loss), which allowed us to improve traction in the market and propel us to profitability projections for 2004.

In last year's 2002 ***Letter to Shareholders*** we stated that the EDC market had finished what we called a "transition year." If we were correct in our assumptions that DATATRAK International had the most competitive and experienced product suite and executive team in the EDC market, we needed to be successful in 2003 at significantly growing our revenue. We believe that we accomplished what we set out to do for the year by taking these objectives to the next level. We do not know how many more levels we have to climb, but it is clear that we are just at the beginning of an enormous market potential for the leveraging of EDC technology in the clinical trial process. Increasing use of technology as a replacement for manual transmission of clinical trial data is inevitable. The major question that remains is how fast this will happen.

SIGNIFICANT ACCOMPLISHMENTS ACHIEVED IN 2003

The list below briefly itemizes the significant accomplishments achieved by DATATRAK in 2003.

1. Steady quarter-by-quarter revenue growth throughout 2003.
2. Significant decreases in quarterly net losses.
3. Virtually cash flow breakeven for all of 2003 with cash used in operations of only $125,000.
4. Maintenance of strong, 75%+ gross profit margins.
5. Stabilization of cash resources and elimination of stability concerns through a Company-led private placement in August 2003 netting $2.2 million of cash at an offering price of $4.00 per share of Common Stock.
6. Demonstration of the importance of our open architecture strategy through an industry-first example of integration with four disparate data sources in a clinical trial for Isis Pharmaceuticals. In addition to this example, DATATRAK has been using standardized Clinical Data Interchange Standards Consortium (CDISC) formats for third party laboratory imports for the past two years. Maturation of these strategies will give birth to the Unifyer™ product suite in 2005.
7. Further advancements from the most experienced EDC development team in the industry with the release of StudyTrak™, the foundation for a novel clinical trial operating system.
8. Initiation of the Technology Transfer movement empowering our clients with the DATATRAK EDC® Product Suite.
9. Launch of the innovative eMerge Certification Program with Research Dynamics Consulting, Ltd., a CRO, that will serve as the basis for value maximization in the EDC market.
10. An impressive ranking of DATATRAK by Forrester Research where we achieved maximal scores in three critical categories of Integration Strategy, User Experience and Market Presence.
11. Selection of DATATRAK by two sponsors seeking to move their organizations from paper to EDC. After months evaluating the entire market of EDC providers, both selected DATATRAK.
12. Gradual collection of eight clinical trial sponsors who now use DATATRAK after using and leaving a competitor's technology.
13. Continued success and expansion of our transactional-based pricing model for software delivery and service, while other competitors switched to a licensing model (discussed in a later section).

WHAT TO EXPECT FOR 2004

In our November 2003 investors' conference call and associated earnings release, DATATRAK projected 2004 revenue of $11 to $13 million and a fully diluted earnings per share (EPS) of $0.13 to $0.27. The broad range of EPS with minimal changes in revenue indicates the leverage present in our current business model.

EDC is an exciting market that we anticipate will continue to develop over the next few years. Few doubt that technology solutions increasingly will be pursued in clinical trials. Given the recent evidence that proves DATATRAK's ability to be a leader in this area, we believe that it is very reasonable to assume a similar revenue growth rate over the next few years for our Company.

Our goal is to maintain gross profit margins at approximately 75%. The ultimate gross profit margin is heavily dependent upon the makeup of specific revenue components, namely, the particular Phases of the clinical trial contracts, the existence of Enterprise Pricing, and whether or not the business arrives to DATATRAK from a customer who has undergone a Technology Transfer. These factors combined with the information contained in our 10-K should give a logical route to build an applicable financial model for DATATRAK for the next couple of years.

IMPORTANT FACTORS IN DATATRAK'S GROWTH STRATEGY

As the EDC market unfolds over the next several years there will be key barometers that investors can utilize to monitor not only DATATRAK's progress, but these measurements can also assist in sizing up the entire market of technology providers for clinical trials. Financial markers such as backlog, revenue and EPS are well understood by investors. However, the factors that are considered to be more of a strategic nature are listed below with some brief explanations as to why they are critical to the future of EDC growth in general and to DATATRAK specifically.

Technology Transfer – Empowerment and independence is sought by all

Almost all technology markets expand by customers eventually becoming empowered and independent. The ability to leverage technology that is easy to use by stakeholders at the client is a requirement for rapid growth and widespread adoption. This situation is preferable to applications that require "step by step" administration by a third party that uses such propriety to bill for services. Technology Transfer is an important goal in the clinical trials market, since empowerment compensates for concerns of job displacement as this industry transitions from paper to EDC.

DATATRAK believes that as the EDC market matures, customers will want to "take control" of their own EDC studies. Importantly, in our definition of Technology Transfer, a customer can immediately achieve this with no up-front capital investment or undue risk by leveraging our established and proven ASP delivery model.

It is a fallacy that *most* customers want to duplicate an expensive hosting infrastructure in order to adopt EDC. Many of the "experts" we have alluded to earlier predicted years ago that a re-invention of a hosting environment would be a major direction, but our experience with a growing customer base tells a different story. None of our clients have elected to duplicate our global data center and many see this approach as more expensive, time-consuming and outside of their core competency as a drug, biotechnology or medical device company. We have found that as long as our customers can access their data when desired and securely, there is little concern as to where the information physically resides.

The Technology Transfer movement has tremendous advantages for DATATRAK because it lessens any issues surrounding scalability of personnel with the arrival of significant volumes of business. Clients are more content because they see technology as a friend, not a foe. DATATRAK provides the technology, hosting and associated Help Desk services. A growth in Technology Transfer business should further increase our economic leverage.

We see Technology Transfers accelerating throughout 2004 and gaining more momentum in 2005 and 2006 as this market continues to grow and as our clients become more comfortable with shifts in the clinical research paradigm.

It is critical for investors to realize that not all EDC product suites are user friendly enough or architected in such a way to allow Technology Transfer to be a realistic possibility.

Integration – Being able to communicate with multiple technologies is key

Because EDC is only one of several technologies utilized in the clinical trial process, the ability to integrate with disparate applications is paramount for market leadership. Other technology "point solutions" represent a very fragmented market, often with "home grown" systems with which clients are unwilling to displace. Secondary to this reality, DATATRAK believes that there will <u>not</u> be a dominant single solution that will own enough choices so that the market will declare it a "de facto standard", as many "experts" have suggested or imagined over the past several years.

DATATRAK does not believe that customers will be enticed or forced to abandon "point solutions" with which they are comfortable under the promise of efficiency and integration from a vendor that has supposedly put together a "complete solution." The "complete solution" does not exist yet, if it ever will; it is an overused term and similar to a single cure for cancer, is more smoke than substance.

DATATRAK espouses an opposite viewpoint. We believe that the leadership position will be held by the architecture that is the most open, flexible and modular rather than that which is restrictive. "Plug and play" will take precedence over "force and switch." As we have previously stated – openness supercedes ownership in the integrated market of the future. "Plug and play" initiatives will reach the *ability* to offer a complete ***functionality*** from a variety of flexible choices long before individual "point solution" pieces will ever be assembled into a single offering.

Furthermore, the "complete offering" strategy in the clinical trials environment is not synonymous with other examples of corporate-wide technology solutions because the vast majority of users of clinical trial technology are not employees of the pharmaceutical company. They are independent investigative staffs around the world over which such a corporation has no control. Additionally, these independent users at times work for multiple pharmaceutical companies simultaneously as contractors and any belief that this group will be standardized is a gross oversimplification of the clinical trial world. Besides, in a fragmented market an offering with single choices amongst many usable options cannot by definition be complete as there will always be customers who will not be able to use their desired application(s) thus making the "complete solution" incomplete for them.

DATATRAK proved that our integration strategy is substantive in 2003 with our joint announcement with Isis Pharmaceuticals where we described how four disparate applications were communicative in a clinical trial. This foundational effort with our open architecture and modular approach leading to flexible integration is another reason why we are unique in this EDC market. The next generation of our openness strategy will lead to the Unifyer™ as a commercial product in 2005.

EDC Certification Program with eMerge – Adoption all comes down to Process

Beginning in late 2003, DATATRAK increasingly was being requested by its customers to lead process consulting efforts regarding EDC implementations. We have recognized a critical need for processes and procedures to be changed in order to maximize the advantage of EDC. The reason revamping is needed is because all existing Standard Operating Procedures (SOPs) were designed for paper methods and we cannot expect people to willingly violate SOPs even if such deviations are advantageous. Therefore, SOPs must be changed and improved to pave the way for EDC expansion or a substantial and justified roadblock will remain solidly in front of us. Many activities are changed or streamlined with the use of technology in clinical trials and simply adding EDC onto old processes designed for paper will only yield "a very expensive old process."

Our customers desire process consulting as part of the "EDC solution" for their organizations and the best group to provide such direction is a team experienced in both technology and clinical trial workflow.

Technology solutions are relatively easy to accomplish in this market compared to changing human behavior. The eMerge EDC Certification Program was created to provide a structured and consistent approach in order to help our customers achieve maximal value and to avoid the costs of redundancy. We believe there will be a tremendous advantage for DATATRAK and for its customers from the availability of the eMerge Certification Program for EDC.

As this Program matures over the next several years, DATATRAK will likely require EDC Certification for all users in the future. Sponsors will advocate such Certification because improperly trained users will incur a greater unit charge in EDC studies because they are more costly to manage and carry greater risk of not reaching maximal value. There are several precedents for this approach with other software products.

Transactional versus license business models for EDC

DATATRAK was the innovator of the transactional-based pricing model for EDC and we continue to achieve success and increased adoption with this approach. We believe that this approach is the most beneficial for our clients, offers them the most flexibility, and aligns with the contracting process used for years in clinical trials – which is the "project by project" mode of operation. This business model for EDC is accurate, easily traceable, contains no estimates and the "pay as you go" strategy is appreciated by clients as a direct reflection of the value they have received from our technology.

DATATRAK does not favor the licensing approach of EDC technology for a variety of reasons. Many customers ask about this structure believing that it is the most economical for them – and, it could be, if this market were mature enough relative to widespread adoption. It is highly unlikely that a company is going to spend the *appropriate amount* in a license-structured software deal in order to implement 5% of their clinical trials with EDC. Alternatively, any technology company underselling their value for an *inappropriate* software license would likely be unwise. A licensing business model for EDC is too far ahead of the adoption that should be driving it. Once the adoption is widespread across an organization, then a licensing model can realistically be accomplished. Adopting license approaches too early guarantee underselling of value.

In the recent past, an unlimited licensing model was implemented by several technology companies. The result was that these companies could not maintain economic viability and they no longer exist. This licensing structure was prematurely adopted in those cases without proper considerations of value. The customers were able to take advantage of the eagerness on the part of the technology company and create what both parties thought was a mutually beneficial structure.

What resulted was a business relationship that undersold value, was not appropriate for funding future development, caused marginal service support, and became a self-fulfilling prophecy regarding the fear of sponsors about corporate stability of vendors. The unfortunate conclusions of these escapades were that time was wasted, a reasonable technology of that period is now in the grave and the sponsor was left with no eventual e-clinical solution. DATATRAK does not desire to follow a business model that failed.

However, it's not the licensing approach per se, that is the problem – the real problem is the value that is placed upon it. If published evaluations declare an overall EDC value to an organization of $60 to $100 million in cost savings alone over paper, not including value from accelerated time to peak sales or other related benefits, what should an unlimited license to a corporation be sold for? An unlimited licensing approach chosen by some competitors limits the potential market for EDC products sold in that manner because it removes meaningful annuities.

Because EDC is partly software-based in its solution (the other aspect is service), customers believe that this business model should be similar to making a one-time purchase of a CD ROM. A one-time license structure for anything can be crafted in such a manner, but even if this is accomplished for EDC, services such as hosting, Help Desk, user administration with outside contractors (e.g., investigators) and change order processes will always have a "transaction" price component because of the shifting scope that is so inherent with the clinical trial process. Once again, buying EDC is not like buying an internally-applied corporate technology solution that is simply loaded onto a desktop computer mostly because EDC is not just used internally – in fact, it's mostly used **external** to the sponsor corporation. The only similarity in these two examples is software is involved – everything else regarding deployment and support differs greatly between EDC and internally-applied technologies.

We believe the licensing approach may be viably structured in the future, but conditional requirements for this to function economically for the long-term is a more broad-based, corporate-wide adoption of EDC. DATATRAK believes that such a structure is at least three to five years away from reality. Premature movement in this direction – again – may create a repeat of history.

EDC enhances patient safety as a new "standard of practice" for clinical trials

The last item on the importance list for the next several years is the most significant to society. DATATRAK has been a strong proponent of the proven advantages of EDC in reducing costs and accelerating clinical development. But, the most important capability of EDC is the ability of this technology to enhance patient safety in clinical trials through an accentuation of what we have termed as "data awareness."

"Data awareness" is practiced everyday in the investment world. Press releases create immediate "data awareness" about a company's progress or problems. EDGAR creates immediate "data awareness" regarding corporate filings. As a result of this "data awareness" investors can react accordingly and quickly.

When paper is used in clinical trials, "lack of awareness" results because information lies buried in paper files, spread around the world at times, and no ability exists to access immediate changes until the information gets from papyrus to digital format. This process usually takes months after the original information created at a remote hospital or clinic. As a result, what one doesn't know, they cannot react to – only this time the situation pertains to investigational drugs and devices instead of investments.

This structure is a problem in clinical trials because buried in those paper files are the affects of a new drug or device on society that are incompletely known, yet additional patients in the mean time continue to be exposed. We believe, with the technologies that are available today, there should not be such an inappropriate gap in "data awareness." Because information from around the world is immediately accessible in a live centralized database with EDC, real-time data access is continuously available through a standard Internet connection.

Such a capability is impossible with paper making EDC well-positioned to stimulate alterations in what is considered the "standard of practice" for clinical trials secondary to the opportunity to augment surveillance of patient safety.

EDC is the solution to offer more meaningful mechanism to re-evaluate the risk management and potential liability of clinical trials for clinical trial sponsors, investigators and patients makes this technology difficult to defer from the standpoint of overall societal cost-benefit considerations.

CONCLUSION

The year of 2003 was yet another milestone in the historical development and growth of DATATRAK International. The term "Managing Research Information Worldwide" is now an everyday offering to our customers by DATATRAK and our technology. What was a concept several years ago is now a reality.

We expect the EDC market to continue to progressively advance over the next several years. We expect that DATATRAK International will remain one of the leaders in this market and that we will continue to acquire our share of the total number of clinical trials that will transition from paper to technology.

Our entire Company will continue to dedicate our best efforts toward the competent, ethical and honest delivery of technology for the overall benefit of our customers and shareholders.

Sincerely,

Jeffrey A. Green, Pharm.D, FCP

President & CEO

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

FOR ANNUAL AND TRANSITION REPORTS PURSUANT TO SECTIONS 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One) ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☒ For the fiscal year ended December 31, 2003

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐ For the transition period from ________________ to ____________

Commission file number 000-20699

DATATRAK International, Inc.

(Exact name of registrant as specified in its charter)

Ohio	34-1685364
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer identification no.)
6150 Parkland Boulevard, Mayfield Hts., Ohio	44124
(Address of principal executive offices)	(Zip code)

Registrant's telephone number, including area code: (440) 443-0082

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act: Common Shares, without par value.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2).
Yes ☐ No ☒

As of June 30, 2003, the aggregate market value of the 4,807,992 common shares then outstanding, which together constituted all of the voting shares of the registrant, held by non-affiliates was $18,703,089 (based upon the closing price of $3.89 per common share on the Nasdaq SmallCap Market on June 30, 2003). For purposes of this calculation, the registrant deems the common shares held by all of its Directors and executive officers to be the common shares held by affiliates. As of February 29, 2004, the registrant had 6,039,553 common shares, without par value, issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement to be used in connection with its Annual Meeting of Shareholders to be held on June 2, 2004 are incorporated by reference in Part III of this Form 10-K.

Except as otherwise stated, the information contained in this Form 10-K is as of December 31, 2003.

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

General

We are a provider of software and other related services, commonly referred to as an application service provider, or ASP. Our customers use our software to collect and transmit clinical trial data electronically, commonly referred to as electronic data capture, or EDC. Our customers are companies in the clinical pharmaceutical, biotechnology, contract research organization, or CRO, and medical device research industries. Our services assist these companies in accelerating the completion of clinical trials by providing improved data quality.

We were founded in 1991 as a site management organization, and through our clinical business, which we sold in April 1999, provided clinical research services, as a site management organization, to various clinical trial sponsors. We currently operate in one business segment as an ASP providing EDC and other services to the clinical research industry.

We began EDC operations in 1997. During that year, we participated in a joint venture with IBM Global Services to develop and market a data collection and management system for use in clinical trials. The joint venture was terminated, and in January 1998, we purchased the software now known as DATATRAK EDC® from PadCom Clinical Research for $608,000. Since the purchase of DATATRAK EDC®, we have devoted the majority of our efforts to developing and improving the EDC technology employed by this software.

In January 2002, we received $3,831,000 in net proceeds from the successful completion of a private placement of 1,922,514 of our common shares at a purchase price of $2.25 per share. In August 2003, we completed a second private placement of 602,500 of our common shares, at a purchase price of $4.00 per share, from which we received net proceeds of $2,239,000. The proceeds of these two private placements have been used to expand our worldwide marketing and sales efforts, to continue to enhance our DATATRAK EDC® software and for other general working capital purposes.

During the second half of 2002, we took steps to streamline our cost structure primarily through staff reductions and payroll cost savings in order to allow us to lower our break-even point, and to potentially achieve profitability more quickly than previously anticipated. The benefits of these cost cutting steps along with our growth in revenue can be seen in our results of operations for 2003. During 2003, we significantly reduced our net loss to $1,049,000 compared to losses of $6,391,000 and $7,354,000 in 2002 and 2001, respectively.

Overview of the Clinical Research Industry

Our customers are companies in the clinical pharmaceutical, biotechnology, CRO and medical device research industry. This industry is driven by regulatory requirements which mandate that new drugs and medical devices be adequately tested in clinical trials prior to marketing these drugs and devices. As a result of these regulatory requirements, we estimate that companies in this industry spend approximately $41.0 billion annually on clinical research, including approximately $12.0 billion for the collection, analysis and management of clinical trial data.

Competitive and cost-containment pressures are forcing the pharmaceutical and biotechnology industries to become more efficient when developing new products. To improve returns on research and development investments, pharmaceutical and biotechnology companies are continuing to develop new products, while at the same time attempting to shorten product development timelines. These efforts have placed more drugs into the clinical development process and have increased the pressure for companies to develop products faster in order to maintain growth and continue to achieve acceptable returns on research and development expenditures. Sponsors of clinical trials have attempted to create process efficiencies, control fixed costs and expand capacity by outsourcing clinical research activities.

DATATRAK Software and Services

Under the traditional method of clinical research, clinical trial data from each patient is recorded and maintained on paper in a binder, known as a case report form. A separate case report form is maintained for each patient. Clinical research associates then visit research sites to review the clinical trial data for accuracy and integrity. During these visits, known as monitoring visits, the research associate must review each page of each case report form. These visits may last several days, and corrections to the case report forms are frequently required before the data can be delivered to the clinical trial sponsor. Several weeks, or even months, of data may be reviewed during each monitoring visit. At the completion of a monitoring visit, the completed case report form pages are physically transferred to a central location where the data is then entered into a database for statistical compilation. Using this method of data collection and quality control, the duration of the clinical trial process, from patient visit to delivery of clean data to the clinical trial sponsor, can range from six to nine months. Such delays are significant because errors or trends may not be detected until long after the interaction between the patient and clinical investigator.

DATATRAK EDC® was developed to provide clinical research data to sponsors of clinical research trials faster and more efficiently than other forms of information-processing that utilize paper. We believe that automating data entry and review procedures can save time in the drug development and medical device approval process. The DATATRAK EDC® software and its earlier versions have supported many international clinical trials involving thousands of clinical research sites and tens of thousands of patients in over 40 countries. Our product suite has been utilized in the clinical development of 14 separate drugs that have received regulatory approval from either the U.S. Food and Drug Administration ("FDA") or counterpart regulatory bodies in Europe.

DATATRAK EDC® is a technology platform that consists of Windows™ compatible software and hardware designed to assist clinical trial sponsors in starting and finishing their clinical trials on a timelier and more efficient basis while also enhancing the quality of the data. In addition to providing technology, we are also a service business that offers EDC and clinical trial data management capabilities across numerous research sites. Our objective is to improve the traditional process of collecting clinical research and noninterventional health care data by providing cleaner data more quickly than what is available in a paper environment.

The DATATRAK EDC® system consists of numerous modules designed for flexible adaptation to the clinical research process. We initially provide a set of electronic data forms that can be modeled to suit the needs of each particular clinical trial. Each form is then made available through data entry capability to each research site participating in the clinical trial via the Internet or dial-up connection. Once clinical trial data has been collected and entered, the clinical trial sponsor, or other contracted vendor, can review the data remotely via the Internet or dial-up connection. After the data is reviewed and cleansed of all entry errors, DATATRAK EDC®'s report capability can generate customized reports. Finally, the software's export feature allows completed data and reports to be transmitted directly to a clinical trial sponsor's in-house database. Under this model, research data is collected more quickly and with greater accuracy than with physical review of paper reports.

We are continually enhancing and testing the DATATRAK EDC® software and developing the DATATRAK® process. Recent initiatives and enhancements to the DATATRAK EDC® software include a new portal of entry for all of DATATRAK's future clinical trials called StudyTrak™, our Technology Transfer program which will allow customers to design their own EDC spreadsheets and a joint venture EDC certification program known as eMerge. We do not anticipate any material revenue from these enhancements and initiatives during 2004. Research and development expenses were $850,000, $1,681,000 and $1,662,000 in 2003, 2002 and 2001, respectively. The decrease in our research and development expenses during 2003 was largely a result of the staff reductions and other payroll cost savings that were initiated at the end of 2002.

The DATATRAK EDC® software can be deployed globally via a distributed platform using laptop computers, in a centralized environment with resident hardware, or in a wireless mode, all utilizing the Internet.

Customers and Marketing

Our customers are largely comprised of clinical trial sponsors. We market our software and services through a sales and marketing staff located in the United States and Europe. The market for EDC in general and for our services specifically, has been an emerging one. Our marketing efforts have included selective participation in scientific and medical meetings to promote our services and we have occasionally used direct mail and journal advertisements to build awareness of our capabilities.

Because of the limited success of our marketing efforts, our focus has been direct contact with potential customers and maintaining a high retention and satisfaction rate with current customers. With these goals in mind, during 2003, we hired an individual to fill the newly-created position of Vice President and Global Head of Marketing and Sales. This new position along with our sales and account management staff will be focused on expanding our customer base and earning repeat business from our current customers.

The EDC market has been slow to develop. The growth of the Internet has drastically altered business strategies and pricing models in this specific sector. Most EDC vendors have insignificant revenues and are classified as start-ups. Nonetheless, we believe that some type of automation in the collection and review of clinical trial data is inevitable.

It is our belief that DATATRAK EDC® can be competitive in this emerging marketplace. Our product has been tested and verified to be in compliance with FDA and other regulations. DATATRAK EDC® is delivered primarily via the Internet and supports multiple languages. Furthermore, many clinical trial sponsors have published statistics indicating that EDC can reduce the length of time to complete a clinical trial, and can reduce the number of questions concerning the clinical trial data thereby improving the quality of the clinical trial data.

The extent to which we rely on revenue from one customer varies from period to period, depending upon, among other things, our ability to generate new business, the timing and size of clinical trials and other factors. In light of our small revenue base, we are more dependent on major customers than many of the larger participants in the EDC industry. The table below sets forth the percentage of revenue generated from customers who accounted for more than 10% of our revenue and the percentage of revenue generated by all other customers during 2003, 2002 and 2001.

	Year ended December 31,		
Customer	**2003**	**2002**	**2001**
Aventis Pharmaceuticals	22%	29%	22%
Control Delivery Systems	11%	20%	23%
CV Therapeutics	--	--	21%
Quintiles	--	*	11%
Daiichi Pharmaceutical	*	10%	*
Otsuka Research Institute	20%	--	--
All other customers	39%	39%	21%

* Less than 10% of revenue.

Contracting and Backlog

Our standard contracts with our customers provide a fixed price for each component or service to be delivered, and we recognize revenue as these components or services are delivered. Services provided by us that are in addition to those provided for in our contracts are billed on a fee-for-service basis as completed. Generally, these contracts range in duration from one to three years. The ultimate contract value is dependent upon the length of the customer's use of DATATRAK EDC® and the services we provide. As services are performed over the life of the contract, we recognize revenue per the specific terms of each contract. Costs associated with contract revenue are recognized as incurred. Our customers, with or without cause, can terminate a contract at any time. If one of our contracts is cancelled, we are entitled to payment for all work performed through the date of notice of termination and for recovery of some or all costs incurred to terminate a contract. The termination of a standard contract will not result in a material adjustment to the revenue or costs we have previously recognized.

In some instances, we offer volume discounts to customers over multiple contracts. We estimate the volume discounts to be earned over the life the contracts to which the discount applies. As contracts progress, revenue is recorded using rates that reflect the anticipated volume discount to be achieved by the customer. The termination of a contract subject to a volume discount could result in a material adjustment to revenue previously recognized, in order to reflect the true economic value of the contract at the time of cancellation. To date, we have not recorded any revenue at rates that anticipate the earning of volume discounts by a customer.

Our backlog consists of anticipated revenue from authorization letters to commence services and signed contracts yet to be completed. We do not include in our backlog potential contracts or authorization letters that have passed the verbal stage, but have not yet been signed. At December 31, 2003, our backlog was $14,600,000 compared to backlog of $12,616,000 at December 31, 2002. We expect to convert approximately $7,800,000 of our December 31, 2003 backlog into revenue during 2004. Our contracts can be cancelled or delayed at anytime and, therefore, our backlog, at any point in time, is not an accurate predictor of future levels of revenue.

Competition

We compete within the clinical research and the EDC markets. Both of these industries are highly competitive and fragmented. In addition, the EDC industry is currently emerging and is characterized by rapidly evolving technology. We compete in this market on the strength of DATATRAK EDC®'s functionality, design architecture and data entry and review tools, which we believe equal or exceed those available in the market. We believe that we may be able to enhance our competitive strength through the formation of strategic alliances with established industry organizations.

Our major competitors include software vendors specializing in EDC, clinical trial data service companies, large pharmaceutical companies currently developing their own in-house technology and the traditional paper-based method of collecting clinical trial data. Also, many current and potential future competitors have or may have substantially greater financial and technical resources, greater name recognition and more extensive customer bases that could be leveraged, thereby gaining market share or product acceptance to our detriment. We may not be able to capture or establish the market presence necessary to effectively compete in this emerging sector of the clinical research industry. EDC may not effectively replace paper as the preferred method of collecting and managing clinical trial data to the extent that we believe it will.

We are aware of other EDC systems that compete or, in the future, may compete directly with DATATRAK EDC®. We also are aware of other current or developing technologies that provide some of the functionality of the DATATRAK® process. There are other companies that have developed or are in the process of developing technologies that are, or, in the future, may be, the basis for competitive products in the clinical research EDC market. Some of those technologies may have an entirely different approach or means of accomplishing the desired effects of DATATRAK EDC®. Either existing or new competitors also may develop products that are superior to or that otherwise achieve greater market acceptance than DATATRAK EDC®. In addition, we believe that certain large companies in the information technology industry may be forming alliances and attempting to capitalize on the data delivery options offered by the Internet. To the extent that our approach to EDC may gain market acceptance, larger companies in the information technology industry may develop competing technology to our detriment.

Regulatory Matters

The FDA has issued guidelines and rules on the use of computer systems in clinical trials relating to standard operating procedures, data entry, system design, security, system dependability and controls, personnel training, records inspection and certification of electronic signatures. Based on our review, we believe DATATRAK EDC® complies with these guidelines and rules. Because the FDA's guidance and rules are still developing, DATATRAK EDC® may not remain consistent with the FDA's requirements. Any release of additional FDA guidance that is significantly inconsistent with the design of DATATRAK EDC® could cause us to incur significant costs in order to change our software. We are continuing to monitor the FDA's guidance to ensure compliance.

In addition to FDA guidelines and rules, we also comply with International Conference on Harmonization ("ICH") Regulations guidelines for good clinical practices. These guidelines have been developed by the ICH and have been subject to consultation by regulatory parties, in accordance with the ICH process. The regulatory bodies consist of representatives from the European Union, Japan and the U.S.

The Health Insurance Portability and Accountability Act of 1996, or HIPAA, applies to health care providers, health plans and health care clearinghouses, or covered entities. Under HIPPA, covered entities are required to protect the confidentiality, integrity and availability of certain electronic patient information they collect, maintain, use, or transmit. Neither we, nor our customers, are covered entities under HIPPA, however we have taken steps, including encryption techniques, to ensure the confidentiality of all electronic patient information that is captured and transmitted through the use of DATATRAK EDC®.

Potential Liability and Insurance

Our services are supported by telecommunications equipment, software, operating protocols and proprietary applications for high-speed transmission of large quantities of data among multiple locations. In such operations, it is possible that data files may be lost, altered or distorted. DATATRAK EDC® and future enhancements or adaptations may contain undetected design faults and software "bugs" that, despite our testing, are discovered only after the system has been installed and used by customers. Such faults or errors could cause delays or require design modifications on our part. In addition, clinical pharmaceutical and medical device research requires the review and handling of large amounts of patient data. Potential liability may arise from a breach of contract or a loss of or unauthorized release of clinical trial data. Contracts with our customers are designed to limit our liability for damages resulting from errors in the transportation and handling of data. Nevertheless, we may still be subject to claims for data losses in the transportation and handling of data over our information technology network.

If we were forced to undertake the defense of, or were found financially responsible for, claims based upon the foregoing or related risks we could incur significant costs relating to these claims. We maintain a $5,000,000 errors and omissions professional liability insurance policy to cover claims that may be brought against us. This coverage may not be adequate, or continue to be available in the future.

Intellectual Property

Intellectual property rights are significant to our ongoing operations and future opportunities. We have taken steps to secure patent protection for recently-developed database technology. Our software and business processes embody numerous trade secrets which we protect through various physical and technical security measures, as well as by agreement. Modules of our DATATRAK EDC® software, related manuals and other written and graphical materials are subject to copyright protection. Our DATATRAK® brand is at the heart of a family of registered trademarks and service marks that identify and distinguish our software and services in the market. We sell our services and license our software subject to contract provisions intended to provide appropriate protection to these valuable intellectual property assets.

Employees

As of February 29, 2004, we had approximately 65 full-time employees. None of our employees are represented by a union, and we consider relations with our employees to be satisfactory. We have employment agreements with all of our executive officers. Due to the early stage of development of our industry and business, the loss of the services of any of our executive officers could put us at a competitive disadvantage, since we would need to attract a qualified new executive to fill the vacancy. To address these risks, we must, among other things, continue to attract, retain and motivate qualified personnel.

Available Information

Our Internet address is www.datatraknet.com. There we make available links to our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission ("SEC"). Our SEC reports can be accessed through the investor information section of our Web site. The information found on our Web site is not part of this or any other report we file with or furnish to the SEC.

ITEM 2. PROPERTIES

We presently lease approximately 10,000 square feet of office space in Mayfield Heights, a suburb of Cleveland, Ohio. This space is used for our executive offices and U.S. operations. We also lease approximately 17,000 square feet of office space in Bonn, Germany for our European operations. We believe that our facilities are suitable and adequate for the current and anticipated conduct of our operations.

ITEM 3. LEGAL PROCEEDINGS

From time to time, DATATRAK is a party to various lawsuits arising in the ordinary course of business. We do not believe that the outcome of such litigation will have a material adverse effect on its results of operations or financial condition.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders during the fourth quarter of the fiscal year ended December 31, 2003.

ITEM 4A. EXECUTIVE OFFICERS OF THE COMPANY*

The name, age and positions of each of the Company's executive officers are as follows:

Name	Age	Position
Dr. Jeffrey A. Green	48	President, Chief Executive Officer and Director
Terry C. Black	46	Vice President of Finance, Chief Financial Officer, Treasurer and Assistant Secretary
Marc J. Shlaes	47	Vice President of Research and Development
Dr. Wolfgang Summa	39	Vice President of Global Operations

* Included pursuant to Instruction 3 to Item 401(b) of Regulation S-K.

Jeffrey A. Green, Pharm.D., FCP, is our founder and has served as our President, Chief Executive Officer and a Director since March 1992. From 1984 to 1992, Dr. Green served as an Assistant Professor of Medicine and Radiology at Case Western Reserve University, Cleveland, Ohio. During his tenure at Case Western Reserve University, Dr. Green established and directed the Cardiovascular Clinical Pharmacology Research Program at University Hospitals of Cleveland. In addition, Dr. Green was an established investigator in clinical cardiology and PET scanning, and was responsible for directing over 90 individual investigations during his tenure. Dr. Green has authored over 90 publications and has been an invited speaker at more than 170 national meetings. He was the recipient of the McKeen Cattell Distinguished Achievement Award from the American College of Clinical Pharmacology in 1988. Dr. Green is a graduate of Purdue University (B.S.) and the University of Texas (Pharm.D.).

Terry C. Black, MBA, CPA, has served as our Vice President of Finance and Chief Financial Officer since June 1994 and has served as our Treasurer and Assistant Secretary since January 1996. Prior to joining us, Mr. Black served in a variety of financial and accounting positions within the insurance replacement rental car industry.

Marc J. Shlaes, BB, has served as our Vice President of Research and Development since December 2000. Mr. Shlaes is responsible for the development and testing of DATATRAK EDC™ and our related software offerings. From October 1999 through December 2000, Mr. Shlaes served as our Vice President and Managing Director of North America. Prior to his appointment as Vice President and Managing Director of North America, Mr. Shlaes served as our Director of Technology and Services. Prior to joining us in 1998, Mr. Shlaes served in a variety of positions in the software development and delivery industry.

Wolfgang Summa, PhD., MSc., has served as our Vice President of Global Operations since December 2000. Dr. Summa is responsible for our operational strategy including the delivery of DATATRAK EDC® to customers. From October 1999 through December 2000, Dr. Summa served as our Vice President and Managing Director of Europe. From January 1998 to October 1999, Dr. Summa served as our Manager of European Operations. Prior to joining us, Dr. Summa served in various research positions within the EDC industry for PadCom Clinical Research and Electronic Data Systems.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON SHARES AND RELATED SHAREHOLDER MATTERS

Our common shares are traded on The Nasdaq SmallCap Market under the symbol "DATA."

On February 12, 2003 we received a Nasdaq Staff Determination indicating that we failed to comply with the minimum $10 million stockholders' equity requirement for continued listing as set forth in Nasdaq Marketplace Rule 4450(a)(3), and that our common shares were subject to delisting from the Nasdaq National Market. In response to these developments, we voluntarily elected to file an application with Nasdaq to transfer the listing of our common shares from the Nasdaq National Market to the Nasdaq SmallCap Market. Our transfer application was approved by Nasdaq and our common shares began trading on the Nasdaq SmallCap Market on March 26, 2003.

Our common shares were initially offered to the public on June 11, 1996 at a price of $13.50 per share and commenced trading on Nasdaq on that date. The following table sets forth, for the years ended December 31, 2003 and 2002, the high and low sale prices per common share, as reported by Nasdaq. These prices do not include retail markups, markdowns or commissions.

	High	Low
2003		
First Quarter	$ 1.76	$ 0.75
Second Quarter	$ 4.00	$ 1.16
Third Quarter	$ 6.20	$ 3.83
Fourth Quarter	$ 7.50	$ 3.97
	High	Low
2002		
First Quarter	$ 4.46	$ 2.30
Second Quarter	$ 3.70	$ 2.39
Third Quarter	$ 3.00	$ 1.50
Fourth Quarter	$ 2.00	$ 0.75

On February 29, 2004, the last sale price of our common shares as reported by Nasdaq was $7.76 per share. As of February 29, 2004, we had 83 shareholders of record.

We have never declared or paid cash dividends on our common shares. Any determination to pay cash dividends in the future will be at the discretion of our Board of Directors after taking into account various factors, including our financial condition, results of operations, current and anticipated cash needs and plans for expansion.

ITEM 6. SELECTED FINANCIAL DATA

	Year Ended December 31,				
	2003	2002	2001	2000	1999
	(In thousands, except per share data)				
Statement of Operations Data:					
Revenue	$ 7,052	$ 4,721	$ 2,246	$ 1,994	$ 5,811
Direct costs	1,622	1,804	1,780	1,597	3,763
Gross profit	5,430	2,917	466	397	2,048
Selling, general and administrative expenses	5,551	7,893	7,210	5,726	5,871
Special items	----	364	----	----	----
Depreciation and amortization	937	1,122	949	867	800
Loss from operations	(1,058)	(6,462)	(7,693)	(6,196)	(4,623)
Other income, net	14	71	339	912	14,727
(Loss) Income before income taxes	(1,044)	(6,391)	(7,354)	(5,284)	10,104
Income tax expense	4	----	----	----	384
Net (loss) income	$ (1,048)	$ (6,391)	$ (7,354)	$ (5,284)	$ 9,720
Net (loss) income per share: basic	$ (0.19)	$ (1.22)	$ (2.23)	$ (1.61)	$ 1.87
Shares used in the computation of basic net (loss) income per share	5,565	5,237	3,291	3,290	5,209
Net (loss) income per share: diluted	$ (0.19)	$ (1.22)	$ (2.23)	$ (1.61)	$ 1.84
Shares used in the computation of diluted net (loss) income per share	5,565	5,237	3,291	3,290	5,293

	December 31,				
	2003	2002	2001	2000	1999
	(In thousands, except per share data)				
Balance Sheet Data:					
Cash, cash equivalents and short-term investments	$ 4,261	$ 2,244	$ 4,912	$ 12,040	$ 17,536
Working capital	3,468	1,380	4,129	11,645	16,983
Total assets	6,377	5,306	7,634	14,486	19,483
Long-term liabilities	---	24	162	---	---
Accumulated deficit	(31,781)	(30,732)	(24,341)	(16,987)	(11,703)
Total shareholders' equity	4,601	3,231	5,755	13,104	18,306
Book value per common share	$ 0.77	$ 0.61	$ 1.75	$ 3.98	$ 5.56
Cash dividends declared	---	---	---	---	---

The selected financial data presented above includes the operating results of our clinical business for all periods presented prior to April 20, 1999. Prior to April 20, 1999, the date we sold our clinical business, substantially all of our revenue and operating results were derived from the clinical business.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

We are an ASP that provides EDC and other services to companies in the clinical pharmaceutical, biotechnology, CRO and medical device research industries. We assist our customers in accelerating the completion of clinical trials by streamlining the collection of data relating to clinical trials, and improving the overall quality of the clinical trial data collected.

The discussion that follows highlights our business conditions and certain financial information. This discussion and analysis should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this Annual Report on Form 10-K.

Approximately 67% of our assets, or $4,261,000, is held in cash, cash equivalents and short-term investments. Since commencing EDC operations in 1997, we have experienced some growth in revenue but continue to record losses and negative cash flow from operations. We are continuing to develop and commercialize our business, and anticipate that our operating results will fluctuate significantly from period to period.

We use a technology platform that consists of Windows™ compatible software and internet hardware known as DATATRAK EDC® to provide EDC and other services to clinical trial sponsors and CROs. Our future success is dependent on market acceptance of EDC in general, as an alternative to the traditional paper method of collecting clinical trial data, and acceptance of DATATRAK EDC® specifically. We may be unsuccessful in achieving commercial acceptance of the DATATRAK® process.

At December 31, 2003, our backlog was $14,600,000 compared to backlog of $12,616,000 at December 31, 2002. Our December 31, 2003 backlog consisted of 45 contracts with an average remaining value of $324,000. At December 31, 2002, our backlog consisted of 35 contracts with an average remaining value of $360,000. Our contracts in backlog at December 31, 2002 generated $4,193,000 of revenue during 2003. If we have no delays or cancellations to the contracts in backlog at December 31, 2003, we expect to convert approximately $7,800,000 of our December 31, 2003 backlog into revenue during 2004. Our contracts can be cancelled or delayed at anytime and, therefore, our backlog, at any point in time, is not an accurate predictor of future levels of revenue.

Critical Accounting Policies

In response to the SEC's Release No. 33-8040, "Cautionary Advice Regarding Disclosure About Critical Accounting Policies," we have identified the most critical accounting principles upon which our financial status depends. Critical principles were determined by considering accounting policies that involve the most complex or subjective decisions or assessments. The most critical accounting policies were identified to be those related to revenue recognition, software development costs and stock based compensation.

Revenue Recognition

Our standard contracts provide a fixed price for each component or service to be delivered, and revenue is recognized as these components or services are delivered. Services we provide that are in addition to those provided for in our contracts are billed on a fee for service basis as services are completed. As services are performed over the life of the contract, we recognize revenue per the specific terms of each contract. Costs associated with contract revenue are recognized as incurred. Pass-through costs that are paid directly by our customers, and for which we do not bear the risk of economic loss, are excluded from revenue. The termination of a standard contract will not result in a material adjustment to the revenue or costs previously recognized.

In some instances, we offer volume discounts to customers over multiple contracts. We estimate the volume discounts to be earned over the life the contracts to which the discount applies. As contracts progress, revenue is recorded using rates that reflect the anticipated volume discount to be achieved by the customer. The termination of a contract subject to a volume discount could result in a material adjustment to revenue previously recognized, in order to reflect the true economic value of the contract at the time of cancellation. To date, we have not recorded any revenue at rates that anticipate the earning of volume discounts by a customer.

Software Development Costs

Development costs incurred in the research and development of new software products and enhancements to existing software products are expensed as incurred until technological feasibility has been established. After technological feasibility is established, any additional costs are capitalized in accordance with Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed." Such costs are amortized over the lesser of three years or the economic life of the related product. We perform an annual review of the recoverability of such capitalized software costs. At the time a determination is made that capitalized amounts are not recoverable based on the estimated cash flows to be generated from the applicable software, any remaining capitalized amounts are expensed.

Stock Based Compensation

We account for stock based compensation in accordance with Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees." Under APB No. 25, we recognize compensation expense for all stock options granted at less than the fair market value of our common shares on the date of grant. The alternative fair value accounting provided for under Financial Accounting Standards Board ("FASB") SFAS No. 123, "Accounting for Stock-Based Compensation" requires use of option valuation models that were not developed for use in valuing employee stock options. On December 31, 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure." SFAS No. 148 amends SFAS No. 123, to provide alternative methods of transition to the fair value method of accounting for stock-based employee compensation. SFAS No. 148 does not amend SFAS No. 123 to require companies to account for their employee stock-based awards using the fair value method. However, the disclosure provisions are required for all companies with stock-based employee compensation, regardless of whether they utilize the fair value method of accounting described in SFAS No. 123 or the intrinsic value method described in APB No. 25. We do not intend to adopt the fair value method of accounting and we have made the disclosures required by SFAS No. 148 in our consolidated financial statements.

Results of Operations

During 2002 and 2001 we recorded net operating losses of $6,462,000 and $7,693,000, respectively. During these years our operating expenses continued to increase from $9,939,000 in 2001 to $11,183,000, including special items of $364,000, in 2002. Our personnel costs, which have represented approximately 53.0% of our operating expenses, also increased from $5,180,000 in 2001 to $5,993,000 in 2002. We had approximately 80 and 60 employees at December 31, 2001 and 2002, respectively. During the second half of 2002, we took steps to reduce our annual operating costs, primarily through reductions in personnel costs. These cost cutting measures enabled us to reduce our personnel costs to $4,299,000 and our total operating expenses to $8,110,000 during 2003. At December 31, 2003 we had approximately 65 employees.

Our revenue growth has been hampered by the slow growth of the EDC market. However, our revenue has continued to grow from $2,246,000 in 2001 to $4,721,000 in 2002 and to $7,052,000 in 2003. This continued growth in revenue together with the decrease in our operating expenses allowed us to reduce our net operating loss to $1,058,000 in 2003.

At our estimated levels of revenue, projected operating costs and conversion of backlog into revenue, we anticipate that we will reach profitability during 2004, and record income from operations for the year ended December 31, 2004. In order to grow the business, and consistent with our anticipated growth in revenue, we anticipate that we will have approximately 85 employees at December 31, 2004.

The following table shows, for the periods indicated, selected items from our Consolidated Statements of Operations, expressed as a percentage of revenue.

	Year Ended December 31,		
	2003	2002	2001
Revenue	100.0%	100.0%	100.0%
Direct costs	23.0	38.2	79.3
Gross profit	77.0	61.8	20.7
Selling, general and administrative expenses	78.7	167.2	321.0
Special items	---	7.7	---
Depreciation and amortization	13.3	23.8	42.3
Loss from operations	(15.0)	(136.9)	(342.6)
Other income, net	0.2	1.5	15.1
Net loss before income taxes	(14.8)	(135.4)	(327.5)
Income tax expense	0.1	---	---
Net loss	(14.9)	(135.4)	(327.5)

Year ended December 31, 2003 compared with year ended December 31, 2002

Revenue for the year ended December 31, 2003 increased by 49.4% to $7,052,000, compared to $4,721,000 for the year ended December 31, 2002. Included in revenue for the year ended December 31, 2003, is a one-time fee of $150,000. The $150,000 fee relates to consulting work performed for a current customer that was outside of a traditional EDC contract. The remainder of the increase was due largely to greater acceptance of the DATATRAK EDC® software by clinical trial sponsors, resulting in an increase in the number of clinical trials using the DATATRAK EDC® software. During 2003, we recorded revenue related to 56 contracts compared to 41 contracts during 2002.

Direct costs of revenue, mainly personnel costs, were $1,622,000 and $1,804,000 during the years ended December 31, 2003 and 2002, respectively. Our gross profit was $5,430,000 and $2,917,000 during 2003 and 2002, respectively. Personnel costs decreased by $132,000 during 2003 due to the cost cutting measures implemented at the end of 2002. Also during 2003 our internet service provider costs decreased by $107,000 due to decreasing rates. These decreases were offset by a $57,000 increase in other direct costs. These other direct costs are mainly travel expenses and other costs, which are billed to our customers. The $182,000 decrease in direct costs combined with our increased revenue resulted in a gross margin of 77.0% in 2003 compared to 61.8% in 2002. Based on our anticipated levels of revenue and our expected cost structure, we anticipate that our gross margin in 2004 will approximate the levels achieved in 2003.

Selling, general and administrative ("SG&A") expenses include all administrative personnel costs, business and software development costs, and all other expenses not directly chargeable to a specific contract. These expenses decreased by 29.7% to $5,551,000 from $7,893,000 for the years ended December 31, 2003 and 2002, respectively. Staff reductions and other payroll cost savings caused personnel costs to decrease by $1,562,000 during the year ended December 31, 2003. Cost reductions in other areas resulted in additional savings of $780,000 during the year ended December 31, 2003. The decrease in SG&A expenses is consistent with what we anticipated when staff reductions and other cost-cutting measures were implemented at the end of 2002. We anticipate approximately a 30% increase in 2004 compared to 2003 as a result of increased personnel and growth of the business.

Depreciation and amortization expense fell to $937,000 during the year ended December 31, 2003, from $1,122,000 during the year ended December 31, 2002. The decrease was the result of aging assets, whose replacement was deferred to future periods, not being replaced as indicated by the low level of capital expenditures during 2003.

Other income for the year ended December 31, 2003 totaled $14,000, compared to $72,000 for the year ended December 31, 2002. Other income includes interest income, which decreased $64,000 for the year ended December 31, 2003 compared to December 31, 2002 primarily due to our use of cash to fund operating losses and other working capital needs.

During 2003, we had federal alternative minimum tax of $4,000 due to income earned by our U.S. based operations. Due to our consolidated net loss and our net operating loss carryforwards, we had no other federal, state or local income tax expense in 2003. At December 31, 2003 we had a net operating loss carryforward of approximately $20,920,000, for United States income tax purposes, which will expire through the year 2022. We also had a net operating loss carryforward of approximately 8,503,000 Euro for German income tax purposes with no expiration date. Due to the uncertainty of the recoverability of our deferred tax assets, we have fully provided for our deferred tax assets through a valuation allowance.

Year ended December 31, 2002 compared with year ended December 31, 2001

Revenue for the year ended December 31, 2002 increased by 110.2% to $4,721,000, compared to $2,246,000 for the year ended December 31, 2001. The increase was due to greater acceptance of our DATATRAK EDC® software by clinical trial sponsors, resulting in an increase in the number of clinical trials using the DATATRAK EDC® software.

Direct costs of revenue, mainly personnel costs, were $1,804,000 and $1,780,000 during the years ended December 31, 2002 and 2001, respectively. Our gross profit was $2,917,000 and $466,000 during 2002 and 2001, respectively. A $69,000 increase in personnel costs during 2002 was offset by a decrease in other direct costs. These other direct costs are mainly travel expenses and other costs, which are billed to our customers. We were able to leverage our prior period investments in personnel, in conjunction with our increased revenue to increase gross margin to 61.8% in 2002 compared to 20.7% in 2001.

SG&A expenses increased by 9.5% to $7,893,000 from $7,210,000 for the years ended December 31, 2002 and 2001, respectively. The increase was primarily due to increased personnel costs of $744,000 caused by an increase in expenses related to sales and marketing, software development and corporate office personnel.

During 2002, we recorded special charges of $364,000. Included in special items is $126,000 of expenses associated with our proposed acquisition of Oriam, SA, from which we withdrew in January 2003. Also, during 2002, $238,000 of expenses related to the reduction of 20 employees were recorded.

Depreciation and amortization expense increased to $1,122,000 during the year ended December 31, 2002, from $949,000 during the year ended December 31, 2001. The increase was the result of depreciating capital expenditures associated with the development of our information technology infrastructure and amortizing leasehold improvements at our new corporate headquarters.

Other income for the year ended December 31, 2002 totaled $72,000, compared to $339,000 for the year ended December 31, 2001. Other income includes interest income, which decreased $293,000 for the year ended December 31, 2002 compared to December 31, 2001 due to our use of cash to fund operating losses and other working capital needs and decreasing interest rates on our short-term investments.

Due to our loss for the year ended December 31, 2002, no income tax expense was recorded.

Liquidity and Capital Resources

Our principal sources of cash have been cash flow from operations and proceeds from the sale of equity securities. Our investing activities primarily reflect capital expenditures and purchases and maturities of short-term investments. In August 2003 we received $2,239,000 in net proceeds from the completion of a private placement of our common shares.

Contracts with our customers usually require a portion of the contract amount to be paid at the time the contract is initiated. Additional payments are generally received monthly as work on the contract progresses. We record all amounts received as a liability (deferred revenue) until work has been completed and revenue is recognized. Cash receipts do not necessarily correspond to costs incurred or revenue recognized. We typically receive a low volume of large-dollar receipts. Our accounts receivable will fluctuate due to the timing and size of cash receipts. Our contracting and collection practices are designed to maintain an average collection period for accounts receivable of one to 3 months. Any increase in our normal collection period for accounts receivable could negatively impact our cash flow from operations and our working capital. At December 31, 2003, our average collection period for accounts receivable was 43 days compared to 53 days at December 31, 2002. Accounts receivable (net of allowance for doubtful accounts) was $788,000 at December 31, 2003 and $884,000 at December 31, 2002. Our increased revenue was offset by increased collections to allow the overall accounts receivable to decrease in 2003. Deferred revenue was $897,000 at December 31, 2003 compared to $902,000 at December 31, 2002.

Cash and cash equivalents increased $107,000 during the year ended December 31, 2003. This was the result of $125,000 and $1,942,000 used in operating and investing activities, respectively, offset by $2,173,000 provided by and financing activities and currency exchange rate fluctuations. Cash used for operating activities resulted from the funding of net operating losses and other working capital needs. Investing activities included net cash uses of $1,896,000 from purchases and maturities of short-term investments, $184,000 used to purchase property and equipment and a $138,000 decrease in our restricted cash balance. Financing activities included the $2,300,000 in cash received from our private placement of common shares and other equity transactions, and $138,000 used to repay a capital lease obligation.

At December 31, 2003, we had working capital of $3,468,000, and our cash, cash equivalents and short-term investments totaled $4,261,000. Our working capital has increased by $2,088,000 since December 31, 2002. The increase was primarily the result of the $2,017,000 increase in our cash, cash equivalents and short-term investments, due to our private placement of common shares. Changes in other current assets and liabilities caused working capital to increase by $71,000.

We are party to two separate lease agreements, which require us to maintain restricted cash balances. Our total restricted cash balance was $98,000 at December 31, 2003.

We intend to continue to fund the enhancement and testing of the DATATRAK EDC® software, as well as continue to invest in the development of the DATATRAK® process. Our operations and the EDC market are still in a developmental stage. We have experienced revenue growth; and anticipate positive cash flow from operations during 2004 as we continue to build our customer base, increase our backlog and convert our current backlog into revenue. We anticipate capital and related expenditures of approximately $825,000 for the twelve months ending December 31, 2004, for the continued commercialization and enhancement of DATATRAK EDC®. Of the $825,000 total, $254,000 is required to upgrade current systems. The remaining $571,000 is in conjunction with the anticipated growth of our business, and is to some extent discretionary. Additionally, we anticipate spending $354,000 for maintenance of our information technology infrastructure during 2004. We expect to fund these working capital requirements, from existing cash and cash equivalents, maturities of short-term investments and cash flow from operations. We believe that, with the cost cutting initiatives we have undertaken and continued growth in revenue, our cash and cash equivalents, maturities of short-term investments and cash flow from operations will be sufficient to meet our working capital and capital expenditure requirements for the foreseeable future. However, we may need to raise additional funds to offset delays or cancellations of contacts, support expansion, respond to competitive pressures, acquire complementary businesses or technology or take advantage of unanticipated opportunities. We may raise additional funds by selling debt or equity securities, by entering into strategic relationships or through other arrangements. Additional capital may not be available on acceptable terms, if at all. To the extent that additional equity capital is raised, it could have a dilutive effect on our existing shareholders.

Contractual Obligations

The table below shows our contractual cash obligations, expressed in thousands, at December 31, 2003.

Contractual Obligations	Payments Due by Period				
	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Capital lease obligations	$ 24	$ 24	$ ---	$ ---	$ ---
Operating leases	3,949	551	1,126	1,060	1,212
Total contractual cash obligations	$3,973	$ 575	$1,126	$1,060	$1,212

Inflation

To date, we believe that the effects of inflation have not had a material adverse effect on our results of operations or financial condition.

Interest Rate Risk

We have fixed income investments consisting of cash equivalents and short-term investments, which may be affected by changes in market interest rates. We do not use derivative financial instruments in our investment portfolio. We place our cash equivalents and short-term investments with high-quality financial institutions, limit the amount of credit exposure to any one institution and have established investment guidelines relative to diversification and maturities designed to maintain safety and liquidity. Investments are reported at amortized cost, which approximates fair value.

Foreign Currency Risk

Our foreign results of operations are subject to the impact of foreign currency fluctuations through both foreign currency transaction and foreign currency translation adjustments. We manage our risk to foreign currency transaction adjustments by maintaining foreign currency bank accounts in currencies in which we regularly transact business. We do not currently hedge against the risk of exchange rate fluctuations.

Our financial position and results of operations are impacted by translation adjustments caused by the conversion of foreign currency accounts and operating results into U.S. dollars for financial reporting purposes. During 2003 the average exchange rate between the Euro and the U.S. dollar by increased by approximately 19%. The conversion of our foreign operations into U.S. dollars upon consolidation resulted in a net loss that was approximately $250,000 higher than would have been recorded had the exchange rate between the Euro and the U.S. dollar remained constant throughout 2003.

INFORMATION ABOUT FORWARD-LOOKING STATEMENTS

Certain statements made in this Annual Report on Form 10-K contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 ("Exchange Act"). All statements that address operating performance, events or developments that we anticipate will occur in the future, including statements related to future revenue, profits, expenses, income and earnings per share or statements expressing general optimism about future results, are forward-looking statements. In addition, words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," variations of such words, and similar expressions are intended to identify forward-looking statements. Forward-looking statements are subject to the safe harbors created in the Exchange Act.

Forward-looking statements are subject to numerous assumptions and risks and uncertainties that may cause our actual results or performance to be materially different from any future results or performance expressed or implied by the forward-looking statements. We have identified the following important factors, which could cause our actual operational or financial results to differ materially from any projections, estimates, forecasts or other forward-looking statements made by or on our behalf. Under no circumstances should the factors listed below be construed as an exhaustive list of all factors that could cause actual results to differ materially from those expressed in forward-looking statements. We undertake no obligation to review or confirm analysts' expectations or estimates or to release publicly any revisions to forward-looking statements contained herein to take into account events or circumstances that occur after the date of this Annual Report on Form 10-K. In addition, we do not undertake any responsibility to update publicly the occurrence of unanticipated events, which may cause actual results to differ from those expressed or implied by the forward-looking statements contained herein.

We have a limited operating history and we have not had profitable operations.

We began providing EDC services in 1997 and have a limited operating history upon which investors may evaluate our performance. We have recognized operating losses in each year since 1997. Our cumulative operating loss since 1997 from EDC operations totaled $39,375,000 at December 31, 2003. We anticipate that we will be profitable in 2004. However any number of factors, including, but not limited to, termination or delays in contracts, inability to grow and convert backlog into revenue or being able to quickly reduce costs if required, could cause us to record losses in 2004 and in future periods.

If we do not continue to enhance our software, we may not be able to meet the needs of our customers.

Although the DATATRAK EDC® software has been used in clinical trials, its continued enhancement is necessary to provide additional functionality and services to meet the ever-changing needs and expectations of our customers. Among the enhancements we have added to our software are features including electronic signatures, single user login for added security and multiple user access. To date we have had limited EDC revenue from which to support the costs of this continued software enhancement. Our potential future revenue may not be sufficient to absorb corporate overhead and other fixed operating costs that will be necessary for the success of the DATATRAK® process.

Our quarterly results fluctuate significantly.

We are subject to significant fluctuations in quarterly results caused by many factors, including our success in obtaining new contracts, the size and duration of the clinical trials in which we participate, the timing of clinical trial sponsor decisions to conduct new clinical trials or cancel or delay ongoing trials and other factors, which could cause our revenue predictions to be incorrect. Our expense levels are based in part on our expectations as to future revenue and to a certain extent are fixed. We may be unable to adjust expenses in a timely manner to compensate for any unexpected revenue shortfall. As a result of our relatively small revenue base, any significant shortfall in revenue recognized during a particular period could have an immediate adverse effect on our income from operations and financial condition. Volatility in our quarterly results may adversely affect the market price of our common shares.

Our business strategies are unproven and we are in an early stage of development.

Our efforts to establish a standardized EDC process for collection and management of clinical research data represent a significant departure from the traditional clinical research practices of clinical trial sponsors. The long-term viability of our business remains unproven. Our strategy may not gain acceptance among sponsors of clinical research, research sites or investigators. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stages of development, particularly companies in new and rapidly evolving markets.

Our future revenue may be delayed or lost if we experience delays in clinical trials or if we lose contracts.

Although our contracts provide that we are entitled to receive revenue earned through the date of termination, our customers generally are free to delay or terminate a clinical trial or our contract related thereto at any time. The length of a typical clinical trial contract varies from several months to several years. Clinical trial sponsors may delay or terminate clinical trials for several reasons, including unexpected results or adverse patient reactions to a potential product, inadequate patient enrollment or investigator recruitment, manufacturing problems resulting in shortages of a potential product or decisions by the sponsor to de-emphasize or terminate a particular trial or drug. Because of our low level of backlog and revenue, we may lose revenues if a clinical trial sponsor decides to delay or terminate a trial in which we participate.

We may lose future revenue if any of our customers decrease their research and development expenditures, or if we lose any of our major customers.

Our primary customers are companies in the pharmaceutical industry. Our business depends on the research and development expenditures of companies in this industry. The extent to which we rely on revenue from one customer varies from period to period, depending upon, among other things, our ability to generate new business, the timing and size of clinical trials and other factors. In light of our small revenue base, we are more dependent on major customers than many of the larger participants in the EDC industry. During 2003, three customers accounted for 53% of our total revenue for the year. Our operations could be materially and adversely affected by, among other things, any economic downturn or consolidations in the pharmaceutical or biotechnology industries, any decrease in these industries' research and development expenditures or a change in the regulatory environment in which companies in these industries operate.

Changes in government regulations relating to the health care industry could have a material adverse effect on the demand for our services.

Demand for our services is largely a function of the regulatory requirements associated with the approval of a New Drug Application by the FDA. These requirements are more stringent and thus more burdensome than those imposed by many other developed countries. In recent years, efforts have been made to streamline the drug approval process and coordinate U.S. standards with those of other developed countries. Changes in the level of regulation, including a relaxation in regulatory requirements or the introduction of simplified drug approval procedures could have a material adverse effect on the demand for our services. Several competing proposals to reform the system of health care delivery in the United States have been considered by Congress from time to time. None of these proposals have been adopted.

The FDA's guidelines and rules related to the use of computerized systems in clinical trials are still in the early stages of development. We cannot assure you that the DATATRAK® process can be kept in compliance with these guidelines and rules as they develop. Any release of FDA guidance that is significantly inconsistent with the design of DATATRAK EDC® may cause us to incur substantial costs to remain in compliance with FDA guidance and regulations.

We may not be able to capture or establish the market presence necessary to compete in the EDC market.

The EDC market, which is still developing, and must compete with the traditional paper method of collecting clinical trial data, is highly fragmented. The major competitors, in the EDC market, include EDC software vendors, clinical trial data service companies and in-house development efforts within large pharmaceutical companies. Any current and potential future competitors have or may have substantially greater resources, greater name recognition and more extensive customer bases that could be leveraged, thereby gaining market share or product acceptance to our detriment.

We may be subject to liability for potential breaches of contracts or losses relating to the unauthorized release of clinical trial data.

Our services are supported by telecommunications equipment, software, operating protocols and proprietary applications for high-speed transmission of large quantities of data among multiple locations. In addition, clinical pharmaceutical and medical device research requires the review and handling of large amounts of patient data. Potential liability may arise from a breach of contract or a loss of or unauthorized release of clinical trial data. Our financial position could be materially adversely affected if we were forced to undertake the defense of, or were found financially responsible for, claims based upon the foregoing or related risks. We maintain a $5,000,000 errors and omissions professional liability insurance policy to cover claims that may be brought against us. This coverage may not be adequate, or continue to be available to us, in the future.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from changes in interest rates and foreign currency exchange rates since we fund our operations through long-and short-term investments and have business transactions in Euros. A summary of our primary market risk exposures is presented below.

Interest Rate Risk

We have fixed income investments consisting of cash equivalents and short-term investments, which may be affected by changes in market interest rates. We do not use derivative financial instruments in our investment portfolio. We place our cash equivalents and short-term investments with high-quality financial institutions, limit the amount of credit exposure to any one institution and have established investment guidelines relative to diversification and maturities designed to maintain safety and liquidity. Investments are reported at amortized cost, which approximates fair value. A 1.0% change in interest rates during the year ended December 31, 2003 would have resulted in a $34,000 change in our interest income during the year.

Foreign Currency Risk

Our foreign results of operations are subject to the impact of foreign currency fluctuations through both foreign currency transaction and foreign currency translation adjustments. We manage our risk to foreign currency transaction adjustments by maintaining foreign currency bank accounts in currencies in which we regularly transact business. We do not currently hedge against the risk of exchange rate fluctuations.

Our financial position and results of operations are impacted by translation adjustments caused by the conversion of foreign currency accounts and operating results into U.S. dollars for financial reporting purposes. A 1.0% fluctuation in the exchange rate between the U.S. dollar and the Euro at December 31, 2003 would have resulted in a $19,000 change in the foreign currency translation amount recorded on our balance sheet, due to foreign currency translations. A 1.0% fluctuation in the average exchange rate between the U.S. dollar and the Euro for the year ended December 31, 2003 would have resulted in a $15,000 change in our net loss for the year ended December 31, 2003, due to foreign currency translations. During 2003 the average exchange rate between the Euro and the U.S. dollar by increased by approximately 19%. The conversion of our foreign operations into U.S. dollars upon consolidation resulted in a net loss that was approximately $250,000 higher than would have been recorded had the exchange rate between the Euro and the U.S. dollar remained constant throughout 2003.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Index to Consolidated Financial Statements

Quarterly results of operations for the year ended December 31, 2003 are included in Note 18 of the Consolidated Financial Statements.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the chief executive officer and chief financial officer, of the design and operation of the Company's disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-14(e)) as of the end of the period covered by this Annual Report on Form 10-K. Based upon that evaluation the Company's management, including the chief executive officer and chief financial officer, have concluded that, as of December 31, 2003, the Company's disclosure controls and procedures were effective to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities, so that information required to be disclosed by the Company in the reports it files and submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

Changes in Internal Controls

There were no significant changes in the Company's internal controls over financial reporting that occurred during our last fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information appearing under the captions "Election of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance" in our definitive Proxy Statement to be used in connection with the Annual Meeting of Shareholders to be held on June 2, 2004 (the "2004 Proxy Statement") is incorporated herein by reference. Information regarding executive officers is included as Item 4A of Part I of this Annual Report on Form 10-K as permitted by Instruction 3 to Item 401(b) of Regulation S-K.

We have adopted a code of ethics that applies to all directors, officers and employees of DATATRAK and its subsidiaries The code of ethics, entitled "Code of Business Conduct and Ethics," has been filed as an exhibit hereto.

Additionally, we have adopted a separate code of ethics that applies solely to DATATRAK's principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. The code of ethics, entitled "Financial Code of Ethics," has been filed as an exhibit hereto.

If we make any substantive amendments to or grant any waiver, including any implicit waiver, from a provision of our Code of Business Conduct and Ethics or Financial Code of Ethics to our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions, we will disclose the nature of such amendment or waiver on our website or in a Current Report on Form 8-K.

ITEM 11. EXECUTIVE COMPENSATION

The information appearing under the captions "Compensation of Directors", "Executive Officer Compensation" and "Compensation Committee Interlocks and Insider Participation" in the 2004 Proxy Statement is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The information appearing under the captions "Executive Officer Compensation" and "Security Ownership of Principal Holders and Management" in the 2004 Proxy Statement is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

To the extent applicable, the information appearing under the caption "Certain Transactions" in the 2004 Proxy Statement is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information appearing under the caption "Independent Auditors" in the 2004 Proxy Statement is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

(a)(1) Financial Statements

See Item 8 of Part II of this Annual Report on Form 10-K.

(a)(2) Financial Statement Schedules

All financial statement schedules for DATATRAK and its subsidiaries have been included in the consolidated financial statements or the related footnotes, or such schedules are either inapplicable or not required.

(a)(3) Exhibits

See the Index to Exhibits at page E-1 of this Annual Report on Form 10-K.

(b) Reports on Form 8-K.

No reports were filed on Form 8-K during the last quarter of the period covered by this Annual Report on Form 10-K other than the following:

Current Report on Form 8-K dated November 12, 2003, furnishing under Item 12, a press release and a conference call transcript.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATATRAK INTERNATIONAL, INC.

/s/ Jeffrey A. Green
Jeffrey A. Green
President and Chief Executive Officer

Date: March 19, 2004

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title
/s/ Jeffrey A. Green Jeffrey A. Green	President and Chief Executive Officer and Director (Principal Executive Officer)
/s/ Terry C. Black Terry C. Black	Vice President of Finance, Chief Financial Officer and Treasurer and Assistant Secretary (Principal Financial and Accounting Officer)
/s/ Timothy G. Biro Timothy G. Biro	Director
/s/ Seth B. Harris Seth B. Harris	Director
/s/ Robert M. Stote Robert M. Stote	Director
/s/ Jerome H. Kaiser Jerome H. Kaiser	Director
/s/ Robert E. Flaherty Robert E. Flaherty	Director
/s/ Mark J. Ratain Mark J. Ratain	Director

Date: March 19, 2004

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
DATATRAK International, Inc.

We have audited the accompanying consolidated balance sheets of DATATRAK International, Inc. and subsidiaries (the "Company") as of December 31, 2003 and 2002, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of DATATRAK International, Inc. and subsidiaries at December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

ERNST & YOUNG LLP

Cleveland, Ohio
February 9, 2004

DATATRAK INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, 2003	December 31, 2002
Assets		
Current assets		
Cash and cash equivalents	$ 1,727,335	$ 1,620,707
Short-term investments	2,533,849	622,910
Restricted cash	23,979	138,388
Accounts receivable, net	788,342	883,584
Prepaid expenses and other receivables	170,552	165,457
Total current assets	5,244,057	3,431,046
Property and equipment		
Equipment	5,324,071	5,043,099
Leasehold improvements	604,322	604,322
	5,928,393	5,647,421
Less accumulated depreciation	4,909,654	3,898,356
	1,018,739	1,749,065
Other assets		
Restricted cash	74,189	85,914
Deposit	39,549	39,549
	113,738	125,463
Total assets	$ 6,376,534	$ 5,305,574
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable	$ 170,740	$ 97,938
Current portion of capital lease obligation	23,979	138,388
Accrued expenses	683,846	913,143
Deferred revenue	897,138	901,509
Total current liabilities	1,775,703	2,050,978
Capital lease obligation, less current portion	-----	23,979
Shareholders' equity		
Serial Preferred Shares, without par value; authorized 1,000,000 shares; none issued	-----	-----
Common shares, without par value, authorized 25,000,000 shares as of December 31, 2003 and 15,000,000 shares as of December 31, 2002; issued 9,306,053 shares as of December 31, 2003 and 8,563,836 shares as of December 31, 2002; outstanding 6,006,053 shares as of December 31, 2003 and 5,263,836 shares as of December 31, 2002	56,458,996	53,868,303
Treasury shares, 3,300,000 shares at cost	(20,188,308)	(20,188,308)
Common share warrants	135,424	357,589
Accumulated deficit	(31,780,670)	(30,732,049)
Foreign currency translation	(24,611)	(74,918)
Total shareholders' equity	4,600,831	3,230,617
Total liabilities and shareholders' equity	$ 6,376,534	$ 5,305,574

See accompanying notes.

DATATRAK INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Year Ended December 31,		
	2003	2002	2001
Revenue	$ 7,052,158	$ 4,720,912	$ 2,245,631
Direct costs	1,622,231	1,803,671	1,779,501
Gross profit	5,429,927	2,917,241	466,130
Selling, general and administrative expenses	5,550,833	7,893,208	7,209,789
Special items	-----	363,964	-----
Depreciation and amortization	936,958	1,122,528	949,770
Loss from operations	(1,057,864)	(6,462,459)	(7,693,429)
Other income (expense):			
Interest income	25,596	89,196	382,483
Interest expense	(6,701)	(17,347)	(19,491)
Other income (expense)	(5,336)	-----	(23,796)
Loss before income taxes	(1,044,305)	(6,390,610)	(7,354,233)
Income tax expense	4,316	-----	-----
Net loss	$ (1,048,621)	$ (6,390,610)	$ (7,354,233)
Basic and diluted net loss per share	$ (0.19)	$ (1.22)	$ (2.23)
Weighted average shares outstanding	5,565,149	5,237,425	3,290,514

See accompanying notes.

DATATRAK INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Common Shares		Treasury Shares		Common Share Warrants		Retained Earnings (Accumulated Deficit)	Foreign Currency Translation Adjustments	Total
	Number of Shares	Stated Amount	Number of Shares	Cost	Number of Shares	Cost			
Balance at January 1, 2001	3,290,322	$ 50,356,667	3,300,000	$ (20,188,308)	-----	$ —	$ (16,987,206)	$ (77,184)	$ 13,103,969
Exercise of common share options	1,000	800							800
Stock compensation		14,772							14,772
Comprehensive loss:									
Foreign currency translation								(10,503)	(10,503)
Net loss							(7,354,233)		(7,354,233)
Comprehensive loss									(7,364,736)
Balance at December 31, 2001	3,291,322	50,372,239	3,300,000	(20,188,308)	----	-----	(24,341,439)	(87,687)	5,754,805
Private placement of common shares	1,922,514	3,459,792							3,459,792
Issuance of common share warrants					192,252	$ 357,589			357,589
Exercise of common share options	50,000	7,500							7,500
Stock compensation		28,772							28,772
Comprehensive loss:									
Foreign currency translation								12,769	12,769
Net loss							(6,390,610)		(6,390,610)
Comprehensive loss									(6,377,841)
Balance at December 31, 2002	5,263,836	53,868,303	3,300,000	(20,188,308)	192,252	$ 357,589	(30,732,049)	(74,918)	3,230,617
Private placement of common shares	602,500	2,103,914							2,103,914
Issuance of common share warrants					25,125	135,424			135,424
Exercise of common share options	50,563	60,919							60,919
Exercise of common share warrants	59,154	357,589			(192,252)	(357,589)			-----
Stock compensation	30,000	68,271							68,271
Comprehensive loss:									
Foreign currency translation								50,307	50,307
Net loss							(1,048,621)		(1,048,621)
Comprehensive loss									(998,314)
Balance at December 31, 2003	6,006,053	$ 56,458,996	3,300,000	$ (20,188,308)	25,125	$ 135,424	$ (31,780,670)	$ (24,611)	$ 4,600,831

See accompanying notes

DATATRAK INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,		
	2003	2002	2001
Operating Activities			
Net loss	$ (1,048,621)	$ (6,390,610)	$ (7,354,233)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	936,958	1,122,528	949,770
Accretion of discount on investments	(14,456)	(61,571)	(307,600)
Stock compensation	68,271	14,772	14,772
Other	6,330	(23,838)	18,000
Changes in operating assets and liabilities:			
Accounts and taxes receivable	97,162	(433,876)	291,629
Prepaid expenses	(10,147)	157,120	(73,430)
Other assets	-----	7,882	(39,049)
Accounts payable and accrued expenses	(156,495)	(106,625)	74,554
Deferred revenue	(4,371)	432,234	130,396
Net cash used in operating activities	(125,369)	(5,281,984)	(6,295,191)
Investing Activities			
Decrease (increase) in restricted cash	138,388	67,482	(291,784)
Purchases of property and equipment	(183,520)	(1,273,687)	(689,718)
Maturities of short-term investments	3,729,612	12,751,583	27,943,473
Purchases of short-term investments	(5,626,095)	(10,575,124)	(20,716,819)
Other	-----	1,095	-----
Net cash (used in) provided by investing activities	(1,941,615)	971,349	6,245,152
Financing Activities			
Payments under capital lease obligation	(138,388)	(129,417)	(101,416)
Repayment, net, of notes receivable	3,132	59,716	19,070
Proceeds from issuance of shares	2,239,338	3,831,381	-----
Proceeds from exercise of stock options	60,919	7,500	800
Net cash provided by (used in) financing activities	2,165,001	3,769,180	(81,546)
Effect of exchange rate on cash	8,611	(12,283)	(77,214)
Increase (decrease) in cash and cash equivalents	106,628	(553,738)	(208,799)
Cash and cash equivalents at beginning of year	1,620,707	2,174,445	2,383,244
Cash and cash equivalents at end of year	$ 1,727,335	$ 1,620,707	$ 2,174,445
Cash paid during the year for interest	$ 6,701	$ 17,347	$ 19,491
Net cash paid during the year for income taxes	$ ----	$ ----	$ ----

See accompanying notes.

1. Accounting Policies

Description of Business

DATATRAK International, Inc. ("DATATRAK" or the "Company") and its wholly-owned subsidiary, DATATRAK GmbH, are Application Service Providers ("ASPs") that provide electronic data capture ("EDC") and other services, which assist companies in the clinical pharmaceutical, biotechnology, contract research organization ("CRO") and medical device research industries, to accelerate the completion of clinical trials. The Company's other wholly-owned subsidiary, DATATRAK Inc., is an inactive holding company with no employees that does not provide ASP or EDC services.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Revenue Recognition

DATATRAK's contracts provide a fixed price for each component or service to be delivered, and revenue is recognized as these components or services are delivered. Services provided by DATATRAK that are in addition to those provided for in its contracts are billed on a fee for service basis as services are completed. As services are performed over the life of the contract, revenue is recognized per the specific terms of each contract. Costs associated with contract revenue are recognized as incurred. Pass-through costs that are paid directly by the Company's clients, and for which the Company does not bear the risk of economic loss, are excluded from revenue. The termination of a standard contract will not result in a material adjustment to the revenue or costs previously recognized.

In some instances, the Company offers volume discounts to customers over multiple contracts. The Company estimates the volume discounts to be earned over the life the contracts to which the discount applies. As contracts progress, revenue is recorded using rates that reflect the anticipated volume discount to be achieved by the customer. The termination of a contract subject to a volume discount could result in a material adjustment to revenue previously recognized, in order to reflect the true economic value of the contract at the time of cancellation. To date, DATATRAK has not recorded any revenue at rates that anticipate the earning of volume discounts by a customer.

Concentration of Credit Risk

The Company is subject to credit risk through accounts receivable and short-term investments. The Company generally does not require collateral and the majority of its accounts receivable are unsecured. Short-term investments are placed with high credit-quality financial institutions or in short-duration with high credit-quality debt securities.. The Company limits the amount of credit exposure in any one institution or type of investment instrument.

Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Investments in cash equivalents are carried at cost which approximates market value.

Short-term Investments

Short-term investments are comprised of obligations of U.S. government agencies and corporate obligations with maturities of one year or less. These securities are stated at amortized cost, which approximates fair value. The Company has the positive intent and ability to hold the securities to maturity.

Property and Equipment

Property and equipment are stated at cost. Depreciable assets consist of office and computer equipment, software, and software development costs and leasehold improvements. Depreciation and amortization on office and computer equipment and software, and software development costs is computed using the straight-line method over estimated useful lives of 3 to 7 years. Leasehold improvements are amortized using the straight-line method over the lesser of the assets' estimated useful life or the lease term. Depreciation and amortization expense related to depreciable assets was $937,000, $1,123,000 and $950,000 for 2003, 2002 and 2001, respectively.

Included in equipment at December 31, 2003 and 2002, is equipment under capital lease recorded at a cost of $393,000. Amortization expense related to this equipment was $131,000, $131,000 and $98,000 in 2003, 2002 and 2001. Accumulated amortization related to this equipment was $360,000 and $229,000 at December 31, 2003 and 2002, respectively.

Impairment of Long-Lived Assets

The Company evaluates impairment of long-lived assets in accordance with Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment of Long-Lived Assets." As such, the carrying values of long-lived assets are evaluated if circumstances indicate a possible impairment in value. If undiscounted cash flows over the remaining amortization period indicate that long-lived assets may not be recoverable, the carrying value will be reduced by the estimated shortfall of cash flows on a discounted basis.

Deferred Revenue

Deferred revenue represents cash advances received in excess of revenue earned on on-going contracts. Payment terms vary with each contract but may include an initial payment at the time the contract is executed, with future payments dependent upon the completion of certain contract phases or targeted milestones. In the event of contract cancellation, the Company is entitled to payment for all work performed through the point of cancellation.

Stock Based Compensation

The Company accounts for stock based compensation in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees."

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that might affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Financial Instruments

The carrying values of cash and cash equivalents, accounts and notes receivable, accounts payable and accrued expenses are reasonable estimates of fair value due to the short-term nature of these financial instruments. Investments are reported at amortized cost, which approximates fair value.

Advertising Costs

Advertising costs are expensed as incurred and are included in selling, general and administrative expenses. Advertising expenses were $88,000, $282,000 and $375,000 for 2003, 2002 and 2001, respectively.

Software Development Costs

Development costs incurred in the research and development of new software products and enhancements to existing software products are expensed as incurred until technological feasibility has been established. After technological feasibility is established, any additional costs are capitalized in accordance with SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed." Such costs are amortized over the lesser of three years or the economic life of the related product. The Company performs an annual review of the recoverability of such capitalized software costs. At the time a determination is made that capitalized amounts are not recoverable based on the estimated cash flows to be generated from the applicable software, any remaining capitalized amounts are expensed.

Unamortized software and software development costs included in the Company's balance sheet were $5,000, $59,000 at December 31, 2003 and 2002, respectively. Amortization expense related to capitalized software costs was $54,000, $54,000 and $118,000 in 2003, 2002 and 2001, respectively.

Research and development expenses included in selling, general and administrative expenses were $850,000, $1,681,000 and $1,662,000 in 2003, 2002 and 2001, respectively.

Foreign Currency Translation

The assets and liabilities of the Company's foreign subsidiary are translated into U.S. dollars at current exchange rates. Revenue and expense accounts of these operations are translated at average rates prevailing during the period. These translation adjustments are accumulated in a separate component of shareholders' equity. Foreign currency transaction gains and losses are included in determining net loss when realized.

Reclassification

Certain prior year amounts have been reclassified to conform to the current year reporting presentation.

2. Notes Receivable

Included in prepaid expenses and other receivables is a non-executive-officer employee loan outstanding in the amount of $803 at December 31, 2003, which is scheduled to be paid in full during 2004. The loan bears interest at 3.0%, compounded monthly.

Additionally, the Company had a non-executive-officer employee loan outstanding in the amount of $3,935 at December 31, 2002, which was paid in full during 2003.

3. Short-term Investments

The following is a summary of held-to-maturity securities:

	December 31, 2003		December 31, 2002	
	Cost	Amortized Cost	Cost	Amortized Cost
Obligations of U.S. government agencies	$ 59,885	$ 59,964	$ 250,543	$ 250,688
Corporate obligations	2,490,597	2,497,864	533,620	534,589
Less restricted portion (See Note 15)	(23,979)	(23,979)	(162,367)	(162,367)
	$ 2,526,503	$ 2,533,849	$ 621,796	$ 622,910

4. Accounts Receivable

Accounts receivable consist of the following:

	December 31,	
	2003	2002
Trade accounts receivable:		
Billed	$ 788,241	$ 883,799
Unbilled	5,681	19,711
Total trade accounts receivable	793,922	903,510
Other	34,820	20,474
Allowance for doubtful accounts	(40,400)	(40,400)
	$ 788,342	$ 883,584

Movement of the allowance for doubtful accounts is as follows:

	Year ended December 31,		
	2003	2002	2001
Balance at beginning of year	$ 40,400	$ 64,500	$ 46,500
Provision for uncollectible accounts	----	18,000	18,000
Uncollectible accounts written off	----	(42,100)	----
Balance at end of year	$ 40,400	$ 40,400	$ 64,500

5. Accrued Expenses

Accrued expenses consist of the following:

	December 31, 2003	December 31, 2002
Office rent and utilities	157,197	101,786
Payroll and other employee costs	324,387	564,676
Professional fees	134,483	190,282
Income and other taxes	10,814	2,110
Other	56,965	54,289
	$ 683,846	$ 913,143

6. Income Taxes

During 2003, the Company had federal alternative minimum tax of $4,000 due to income earned by its U.S. based operations. Due to its net losses and net loss carryforwards, the Company had no other federal, state or local income tax expense in 2003, 2002 and 2001. A reconciliation of income tax benefit at the U.S. federal statutory rate to the effective income tax rate is as follows:

	Year ended December 31, 2003	2002	2001
Income tax benefit at the United States statutory rate	$ (355,000)	$(2,173,000)	$(2,500,000)
Non – U.S. income taxes	(62,000)	(80,000)	(53,000)
Change in valuation allowance	417,000	2,335,000	2,483,000
Other	4,000	(82,000)	70,000
	$ 4,000	$ ---	$ ---

At December 31, 2003 the Company had a net operating loss carryforward of approximately $20,920,000 for United States income tax purposes, which will expire through the year 2022. The Company maintains a full valuation allowance against all net operating losses. The equity transactions completed in 2003 and 2002 have the potential to limit the Company's net operating loss carryforwards. The Company has not made a final determination under Section 382 of the Internal Revenue Code as to the potential limitation, if any, of the net operating loss carryforwards. The Company also had a net operating loss carryforward of approximately 8,503,000 Euro, for German income tax purposes with no expiration date.

The significant components of the Company's deferred tax assets (liabilities), stated in US dollars, are as follows:

	December 31,	
	2003	2002
Deferred tax assets (liabilities):		
U.S. net operating loss carryforwards	$ 7,113,000	$ 7,369,000
Non – U.S. net operating loss carryforwards	3,658,000	2,566,000
Alternative minimum tax credit	96,000	92,000
Allowances and accruals	158,000	174,000
Depreciation and amortization	9,000	(89,000)
	11,034,000	10,112,000
Valuation allowance	(11,034,000)	(10,112,000)
Net deferred tax assets recorded	$ ---	$ ---

7. Operating Leases

The Company leases certain office equipment and space. Rent expense relating to these operating leases was approximately $583,000, $478,000 and $393,000 in 2003, 2002 and 2001, respectively. Future minimum lease payments for the Company under noncancelable operating leases as of December 31, 2003 are as follows:

Year ending December 31,	Amount
2004	$ 551,000
2005	561,000
2006	565,000
2007	525,000
2008	535,000
Subsequent to 2008	1,212,000
	$ 3,949,000

8. Shareholders' Equity

Effective August 6, 2003, the Company's Sixth Amended and Restated Articles of Incorporation (the "Restated Articles") became effective. The Restated Articles increase the number of authorized common shares from 15,000,000 to 25,000,000, and reduces the number of authorized Preferred Shares from 3,860,000 to 1,000,000.

In January 2002, the Company completed a private placement of its common shares with certain outside investors. The Company sold 1,922,514 of its common shares at a price of $2.25 per share. Net of expenses, the Company raised $3,831,000 in cash. In conjunction with this private placement, DATATRAK issued 192,252 warrants to purchase common shares at a price of $2.25 per share. The warrants, which contained a provision for a cashless exercise, were fully vested as of the grant date. A non-cash charge of $371,590 to shareholders' equity was recorded as a result of stock options and warrants that were granted and vested due to the Company's January 2002 private placement of common shares. During June 2003, the holders exercised these warrants and converted them into 59,154 common shares in a non-cash transaction.

Effective April 21, 2003, the Company entered into an agreement for consulting services related to its investor relations program. As compensation for these services, the Company issued 30,000 restricted common shares to an outside consultant. During the year ended December 31, 2003, a non-cash charge of $42,000 was recorded as compensation expense for these common shares.

In addition, the same investor relations consultant was granted an option to purchase 25,000 common shares on May 27, 2003. The exercise price of the options is $2.64 per share, the market price of the common shares on the date of grant. DATATRAK has recorded $13,000 of compensation expense related to these options during the year ended December 31, 2003. The option will become exercisable in equal amounts over a three-year period and expires on the tenth anniversary of the date of grant. The option was granted under the Company's Amended and Restated 1996 Key Employees and Consultants Stock Option Plan (the "1996 Plan").

On August 8, 2003, the Company completed another private placement of its common shares with certain outside investors. The Company sold 602,500 of its common shares at a price of $4.00 per share. Net of expenses, the Company raised $2,239,000 in cash. In conjunction with this private placement, DATATRAK issued 25,125 warrants to purchase common shares at a price of $4.80 per share. The warrants, which were valued at $135,424, are fully vested as of the grant date and will expire five years from the date of grant.

Serial Preferred Shares

At December 31, 2003 and 2002, the Company had 1,000,000 Serial Preferred Shares, without par value, authorized, with none outstanding.

Treasury Shares

At December 31, 2003 and 2002, the Company held 3,300,000 of its common shares in treasury at a cost of $20,188,308.

9. Share Option Plans

The Company has five share option plans. At December 31, 2003, the Company had reserved 1,883,375 common shares for the exercise of common share options. The Company has granted 1,719,899 options to purchase common shares to employees, directors and others. There are 163,476 options to purchase common shares available for future grants. The weighted average contractual life of all options outstanding was 6.8 years as of December 31, 2003. The range of exercise prices for all options outstanding at December 31, 2003 was $0.15 to $10.75.

The Amended and Restated 1992 Share Incentive Plan (the "1992 Plan") was approved by the Company's shareholders for the purpose of granting common share options to employees and consultants of the Company and its affiliates. Certain options granted under the 1992 Plan were granted at exercise prices of less than the fair market value of a common share on the date of grant. All compensation expense related to these options has been previously recognized. All other options to purchase common shares awarded under the 1992 Plan were granted at exercise prices that represented the fair market value of a common share on the date of grant. All options granted under the 1992 Plan expire ten years after the grant date. At December 31, 2003 there were 49,000 options outstanding under the 1992 Plan with exercise prices ranging from $0.15 to $4.15, all of which were 100% vested. These options had a weighted average contractual life of 1.2 years and a weighted average exercise price of $3.17. There will be no future grants of options under the 1992 Plan.

The Amended and Restated 1994 Directors' Share Option Plan (the "Director Plan") was established by the Company to provide common share options to directors of the Company for their participation in Board of Directors' meetings. All options awarded under the plan have an exercise price per share that was equal to the fair market value of a common share on the date of grant. All options granted under the Director Plan expire ten years after the grant date. At December 31, 2003 there were 6,667 options outstanding under the Director Plan with exercise prices ranging from $0.80 to $9.60, all of which were 100% vested. These options had a weighted average contractual life of 1.5 years and a weighted average exercise price of $5.17. There will be no future grants of options under the Director Plan.

The Amended and Restated 1996 Outside Directors' Stock Option Plan, as amended (the "1996 Director Plan") was established by the Company to provide common share options as compensation to directors of the Company. Certain options, as approved by the Company's shareholders, were granted under the 1996 Director Plan at exercise prices below the market value of a common share on the date of approval date. All compensation expense related to these common share options has been previously recognized by the Company. All other options granted under the 1996 Director Plan have been granted at exercise prices that represented the fair market value of a common share on the date of grant. At December 31, 2003 there were 66,500 options outstanding under the 1996 Director Plan with exercise prices ranging from $4.19 to $9.60, all of which were 100% vested. These options had a weighted average contractual life of 4.3 years and a weighted average exercise price of $4.84. There will be no future grants of options under the 1996 Director Plan.

The 1996 Plan provides for the granting of a maximum of 1,057,667 options to purchase common shares to key employees and consultants of the Company and its affiliates. During 2000, 77,354 common share options were granted at exercise prices of less than the fair market value of a common share on the date of grant. The Company recognized compensation expense related to these common share options of $14,000, $15,000 and $15,000 in 2003, 2002 and 2001, respectively. All other options granted under the 1996 Plan have been granted at exercise prices that represented the fair market value of a common share on the date of grant. Vesting of options awarded under the 1996 Plan is determined by the Board of Directors' Compensation Committee, and all options granted under the 1996 Plan expire ten years after the grant date. At December 31, 2003 there were 831,128 options outstanding under the 1996 Plan with exercise prices ranging from $2.00 to $10.75, of which 510,757 were 100% vested. These options had a weighted average contractual life of 7.1 years and a weighted average exercise price of $4.38.

The Amended and Restated 1999 Outside Director Stock Option Plan (the "1999 Plan") provides for the granting of a maximum of 400,000 options to purchase common shares to outside directors of the Company. Certain options approved by Company's Board of Directors and its shareholders have been granted at exercise prices below the market value of a common share, on the grant date in 2000. All compensation expense related to these common share options has been previously recognized by the Company. All other options granted under the 1999 Plan have been granted at exercise prices that represented the fair market value of a common share on the date of grant. Options fully vest one year following the grant date. All options granted under the 1999 Plan expire ten years after the grant date. At December 31, 2003 there were 360,000 options outstanding under the 1999 Plan with exercise prices ranging from $2.00 to $5.19, of which 285,000 were 100% vested. These options had a weighted average contractual life of 7.5 years and a weighted average exercise price of $3.41.

The Company's share option activity and related information is summarized below:

	Year ended December 31,					
	2003		2002		2001	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding at beginning of Period	1,026,782	$ 3.85	1,095,083	$ 3.73	919,242	$ 4.00
Granted	382,131	4.28	82,270	2.78	176,841	2.30
Exercised	(50,563)	1.20	(50,000)	0.15	(1,000)	0.80
Cancelled	(45,055)	3.18	(100,571)	3.56	---	---
Outstanding at end of period	1,313,295	$ 4.10	1,026,782	$ 3.85	1,095,083	$ 3.73
Exercisable at end of period	917,924	$ 4.01	696,698	$ 4.04	609,619	$ 2.95

10. Stock Based Compensation

The Company has elected to follow APB No. 25 and related interpretations in accounting for its employee and director stock options. Under APB No. 25 compensation expense has been recognized for all options granted at less than the fair market value of the common shares on the date of grant. The alternative fair value accounting provided for under SFAS No. 123, "Accounting for Stock-Based Compensation," requires use of option valuation models that were not developed for use in valuing employee stock options. SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure," requires disclosure of compensation expense under both APB No. 25 and SFAS No. 123. SFAS No. 123 requires that stock compensation be determined as if the Company has accounted for its stock options granted subsequent to December 31, 1994 under the fair value method of SFAS 123. The following assumptions were used to determine the fair value for these options using the Black-Scholes option pricing model.

	Year ended December 31		
	2003	2002	2001
Risk free interest rate	4.3%	4.3%	4.9%
Average volatility of the expected market price of the common shares	1.15	1.36	0.66
Dividend yield	0.0%	0.0%	0.0%
Weighted-average expected life of the option	7 years	7 years	7 years
Weighted-average fair value per share of options granted	$3.86	$2.53	$1.45

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

For purposes of pro forma disclosures, the estimated value of the options is amortized to expense over the options' vesting period. The pro forma results are not necessarily indicative of what would have occurred had the Company adopted SFAS No. 123.

The following table sets forth stock based compensation and pro forma information for each period presented.

	Year ended December 31,		
	2003	2002	2001
Net loss recorded	$ (1,049,000)	$ (6,391,000)	$ (7,354,000)
Plus: stock compensation expense recognized	68,000	29,000	15,000
Less: stock compensation expense that would have been recognized under SFAS No. 123	634,000	392,000	505,000
Pro forma net loss	$ (1,615,000)	$ (6,754,000)	$ (7,844,000)
Pro forma basic and diluted loss per share	$ (0.30)	$ (1.36)	$ (2.65)

11. Retirement Savings Plan

The Company sponsors The DATATRAK International, Inc. Retirement Savings Plan (the "Plan") as defined by Section 401(k) of the Internal Revenue Code of 1986, as amended. The Plan covers substantially all United States employees who elect to participate. Participants may contribute up to 20% of their annual compensation into a variety of mutual fund options. Matching and profit sharing contributions by the Company are discretionary. The Company did not make any matching or profit sharing contributions in 2003, 2002 or 2001.

12. Net Loss Per Share

The following table sets forth the computation of basic and diluted earnings per share.

	Year Ended December 31,		
	2003	2002	2001
Net loss used in the calculation of basic and diluted earnings per share	$ (1,048,621)	$ (6,390,610)	$ (7,354,233)
Denominator for basic and diluted net loss per share – weighted average common shares outstanding	5,565,149	5,237,425	3,290,514
Basic and diluted net loss per share	$ (0.19)	$ (1.22)	$ (2.23)
Weighted average common share options and warrants excluded from the computation of diluted net loss per share because they would have an antidilutive effect on net loss per share	1,230,927	1,255,590	1,012,966

13. Segment Information

The Company operates in one business segment: the DATATRAK EDC Business.

Enterprise-Wide Disclosures

Geographic Information

Year ended December 31,	United States	Germany	Total
Revenue:			
2003	$ 7,052,158	$ ---	$ 7,052,158
2002	4,598,769	122,143	4,720,912
2001	1,785,745	459,886	2,245,631
Net income (loss):			
2003	1,523,476	(2,572,097)	(1,048,621)
2002	(3,299,207)	(3,091,403)	(6,390,610)
2001	(5,131,023)	(2,223,210)	(7,354,233)
Long-lived assets, net at December 31,			
2003	886,601	132,138	1,018,739
2002	1,541,080	207,985	1,749,065

Major Customers

The following sets forth the percentage of revenue generated by customers who accounted for more than 10% of the Company's revenue during each of the periods presented:

	Year ended December 31,		
Customer	2003	2002	2001
Aventis Pharmaceuticals	22%	29%	22%
Control Delivery Systems	11%	20%	23%
CV Therapeutics	--	--	21%
Quintiles	--	*	11%
Daiichi Pharmaceutical	*	10%	*
Otsuka Research Institute	20%	--	--
All other customers	39%	39%	21%

* Less than 10% of revenue.

14. Capital Lease Obligation

The Company is party to an agreement with an unaffiliated third party to lease certain computer equipment. The lease has been recorded as a capital lease. Future minimum lease payments under the capital lease obligation as of December 31, 2003 are as follows:

Twelve months ending December 31,	
2004	24,181
	24,181
Less amounts representing interest	202
	$ 23,979

15. Restricted Cash

Terms of the Company's capital lease agreement (see Note 14) require the Company to maintain a restricted cash balance equal to the outstanding balance payable on the lease. The restricted cash balance was $23,979 at December 31, 2003.

In addition, DATATRAK GmbH is required to provide a bank guarantee to the lessor of its office space equal to three months rent. The terms of the bank guarantee require DATATRAK GmbH to maintain a restricted cash balance of 59,000 Euros with the bank. The U.S. dollar equivalent of this amount was $74,189 at December 31, 2003.

DATATRAK's total restricted cash balance was $98,168 at December 31, 2003.

16. Special Items

During the third quarter of 2002, the Company recorded a special charge of $238,000. This charge was for severance and other costs associated with DATATRAK's staff reduction of 20 employees, whose positions were eliminated during the third quarter of 2002. As of December 31, 2002, $205,000 of these costs had been paid. The unpaid balance of $33,000 was included in accrued expenses at December 31, 2002 was paid during the first quarter of 2003.

On September 23, 2002 the Company announced the signing of a definitive agreement to purchase Oriam, SA, a French technology firm with offices in Paris, France and Boston, Massachusetts. Expenses totaling $126,000 associated with this purchase agreement were recorded as special charges during September 2002. In January 2003, the Company announced that the proposed acquisition would not be completed.

17. Commitments and Contingencies

During December 2003, three former employees of the Company each claimed they were wrongfully dismissed, and by letter each has separately demanded financial restitution. The Company believes their claims are without merit, and currently no litigation is pending by or on behalf of any of the former employees. No commitments or contingencies have been recorded at December 31, 2003 as a result of these claims.

18. Quarterly Data (Unaudited)

Selected quarterly data is as follows (in thousands):

	Year Ended December 31, 2003			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenue	$ 1,457	$ 1,735	$ 1,895	$ 1,965
Gross profit	1,103	1,389	1,484	1,454
Loss from operations	(498)	(191)	(73)	(295)
Net loss	(495)	(188)	(68)	(298)
Basic and diluted net loss per share	(0.09)	(0.04)	(0.01)	(0.05)

	Year Ended December 31, 2002			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenue	$ 816	$ 1,145	$ 1,505	$ 1,255
Gross profit	382	639	1,035	861
Loss from operations	(1,800)	(1,757)	(1,800)	(1,105)
Net loss	(1,771)	(1,736)	(1,785)	(1,099)
Basic and diluted net loss per share	(0.34)	(0.33)	(0.34)	(0.21)

The Company recorded special items charges of $364,000 during the third quarter of 2002. As described further in Note 16, these charges were for costs associated with employee terminations and the Company's proposed acquisition of Oriam, SA.

Exhibit Index

Exhibit No.	Description	Page
3.1	Sixth Amended and Restated Articles of Incorporation	(1)
3.2	Third Amended and Restated Code of Regulations	(2)
3.3	Amendment to the Third Amended and Restated Code of Regulations	(2)
3.4	Amendment to the Third Amended and Restated Code of Regulations	(1)
4.1	Specimen Certificate of the Company's Common Shares, without par value	(3)
4.2	Second Amended and Restated Registration Agreement, dated July 25, 1994, as amended on June 1, 1995 and February 5, 1996	(4)
4.3	Form of Warrant Agreement, dated August 8, 2003	
10.1	Amended and Restated 1994 Directors' Share Option Plan*	(5)
10.2	Amendment to the Amended and Restated 1994 Directors' Share Option Plan*	(2)
10.3	Amended and Restated 1996 Outside Directors' Stock Option Plan*	(5)
10.4	Amendment No. 1 to the Amended and Restated 1996 Outside Directors' Stock Option Plan*	(2)
10.5	Amendment No. 2 to the Amended and Restated 1996 Outside Directors' Stock Option Plan*	(2)
10.6	Amendment to the Amended and Restated 1996 Outside Directors' Stock Option Plan*	(2)
10.7	Amended and Restated 1992 Share Incentive Plan*	(5)
10.8	Amendment to the Amended and Restated 1992 Share Incentive Plan*	(2)
10.9	Amended and Restated 1996 Key Employees' and Consultants Stock Option Plan*	(5)
10.10	Amendment No. 1 to the Amended and Restated 1996 Key Employees' and Consultants Stock Option Plan*	(2)
10.11	Amendment No. 2 to the Amended and Restated 1996 Key Employees' and Consultants Stock Option Plan*	(2)
10.12	Amendment No. 3 to the Amended and Restated 1996 Key Employees' and Consultants Stock Option Plan*	(2)
10.13	Amendment to the Amended and Restated 1996 Key Employees' and Consultants Stock Option Plan*	(2)
10.14	Amended and Restated 1999 Outside Director Stock Option Plan*	(1)
10.15	Form of Indemnification Agreement*	(4)
10.16	Employment Agreement between the Company and Jeffrey A. Green, dated February 5, 2001*	(6)

Exhibit Index

Exhibit No.	Description	Page
10.17	Employment Agreement between the Company and Terry C. Black, dated February 5, 2001*	(6)
10.18	Employment Agreement between the Company and Marc J. Shlaes dated March 5, 2003*	(2)
10.19	Managing Director Employment Agreement between the Company and Wolfgang Summa, dated December 29, 2000*	(6)
10.21	DATATRAK International, Inc. Retirement Savings Plan*	(7)
14.1	Code of Business Conduct and Ethics	
14.2	Financial Code of Ethics	
21.1	Subsidiaries of the Company	
23.1	Consent of Ernst & Young LLP	
31.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer	
31.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer	
32.1	Section 1350 Certification of Chief Executive Officer	
32.2	Section 1350 Certification of Chief Financial Officer	

---

* Management compensatory plan or arrangement.

(1) Incorporated herein by reference to the Company's Form 10-Q for the quarter ended June 30, 2003 (File No. 000-20699).

(2) Incorporated herein by reference to the Company's Form 10-K for the year ended December 31, 2002 (File No. 000-20699).

(3) Incorporated herein by reference to the Company's Form 10-K for the year ended December 31, 1999 (File No. 000-20699).

(4) Incorporated herein by reference to the Company's Form S-1 Registration Statement filed on March 8, 1996, as amended by Amendment No. 1 filed on May 10, 1996 and as amended by Amendment No. 2 filed on June 10, 1996 (File No. 333-2140).

(5) Incorporated herein by reference to the Company's Form S-8 Registration Statement filed on November 13, 1996 (File No. 333-16061).

(6) Incorporated herein by reference to the Company's Form 10-K for the year ended December 31, 2000 (File No. 000-20699).

(7) Incorporated herein by reference to the Company's Form S-8 Registration Statement filed on April 30, 1997 (File No. 333-26251).

(This Page Intentionally Left Blank)

Board of Directors

Timothy G. Biro
Managing Partner
Ohio Innovation Fund I, L.P.
(venture capital firm)

Robert E. Flaherty
Chairman, President and
Chief Executive Officer
Athena Diagnostics, Inc.
(pharmaceutical and medical diagnostics manufacturer)

Jeffrey A. Green, Pharm.D., FCP
President and Chief Executive Officer

Seth B. Harris
Chairman, Brand Development Ventures, Inc.
(product development consultant)

Jerome H. Kaiser, Ph.D.
Senior Vice President
and Director of Systems
Rothschild, Inc
(investment banking firm)

Mark J. Ratain, M.D.
Leon O. Jacobson Professor of Medicine,
Chairman, Committee on Clinical
Pharmacology and Pharmacogenomics and
Associate Director for Clinical Sciences,
Cancer Research Center
The University of Chicago

Robert M. Stote, M.D.
Senior Vice President
Chief Science Officer, and a Director
Bentley Pharmaceuticals, Inc.
(pharmaceutical manufacturer)

Transfer Agent and Registrar

Inquiries related to share certificates, changes of address, and general correspondence concerning shareholder accounts please contact:

Shareholder Services
National City Bank
Stock Transfer Operations
P.O. Box 92301
Cleveland, OH 44193-0900
or, by telephone (800) 622-6757

Executive Officers

Dr. Jeffrey A. Green
President, Chief Executive Officer and
Director

Terry C. Black
Vice President of Finance,
Chief Financial Officer and Treasurer

Marc J. Shlaes
Vice President of Research and Development

Dr. Wolfgang Summa
Vice President of Global Operations

Thomas F. McKee
Secretary

Annual Meeting

DATATRAK's Annual Meeting of Shareholders will be held in Suite 100 of the Paragon II Building, 6150 Parkland Boulevard, Mayfield Heights, Ohio, on June 2, 2004 at 11:00 a.m.

General Counsel

Calfee, Halter & Griswold LLP
Cleveland, Ohio

Independent Auditors

Ernst & Young LLP
Cleveland, Ohio

Investor Information

Investor inquiries should be directed to:

Investor Relations
DATATRAK International, Inc.
6150 Parkland Boulevard, Suite 100
Mayfield Heights, Ohio USA 44124
Telephone (440) 443 - 0082

DATATRAK INTERNATIONAL

Managing Research Information Worldwide.

DATATRAK International, Inc.

DATATRAK, Inc.
6150 Parkland Boulevard, Suite 100
Mayfield Heights, Ohio 44124
USA
Phone (440) 443-0082
Fax (440) 442-3482
Web Site www.datatraknet.com

DATATRAK Deutschland GmbH
Rochustrasse 65
D-53123 Bonn
Germany
Phone +49 (228) 979-8330
Fax +49 (228) 979-8334
Web Site www.datatraknet.de